Filed Pursuant to Rule 424(b)(3)
Registration No. 333-253146

Prospectus Supplement No. 4
(to Prospectus dated June 29, 2021)

UPHEALTH, INC.

3,000,000 Shares of Common Stock

This prospectus supplement (this “Supplement No. 4”) relates to the prospectus dated June 29, 2021 (as amended from time to time, the “Prospectus”), related to the resale from time to time by the selling stockholders named in the Prospectus or their permitted transferees of up to 3,000,000 shares of common stock, par value $0.0001 per share, of UpHealth, Inc., a Delaware corporation that was formerly named GigCapital2, Inc. (“UpHealth” or the “Company,” and with respect to historical periods, events and actions, “GigCapital2”), which were issued in a private placement pursuant to the terms of the PIPE Subscription Agreements (as defined in the Prospectus) in connection with, and as part of the consideration for, the Business Combinations (as described in the Prospectus) that closed on June 9, 2021.

The purpose of this Supplement No. 4 is to update and supplement the information in the Prospectus with respect to the information contained in the following reports of the Company:

•The Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, as filed with the Securities and Exchange Commission (“SEC”) on November 10, 2021, which is attached hereto.

This Supplement No. 4 updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Supplement No. 4 should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Supplement No. 4, you should rely on the information in this Supplement No. 4.

Our common stock is currently listed on the New York Stock Exchange and trades under the symbol “UPH.”

Investing in our securities involves risks. See “Risk Factors” beginning on page 24 of the Prospectus and in any applicable prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or this Supplement No. 4 or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 12, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

___________________________________
FORM 10-Q
___________________________________

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-38924

UpHealth, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware		83-3838045
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)
14000 S. Military Trail,	Suite 203	33484
Delray Beach,	Florida
(Address of principal executive offices)		(Zip Code)
Registrant’s telephone number, including area code: (312) 618-1322

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	UPH	New York Stock Exchange
Redeemable Warrants, exercisable for one share of Common Stock at an exercise price of $11.50 per share	UPH.WS	New York Stock Exchange
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of November 9, 2021, the registrant had 144,250,353 shares of common stock, $0.0001 par value per share, outstanding.

Part 1 - Financial Information

Item 1. Financial Statements

UPHEALTH, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	September 30, 2021	December 31, 2020
ASSETS
Current Assets:
Cash and cash equivalents	$67,877	$1,839
Restricted cash	435	530
Accounts receivable, net	49,015	6,703
Inventories	3,455	117
Due from related parties	37	—
Prepaid expenses and other current assets	8,771	3,501
Total current assets	129,590	12,690
Property and equipment, net	55,785	151
Intangible assets, net	119,955	27,782
Goodwill	581,814	164,194
Equity method investments	—	57,214
Deferred tax assets	—	335
Other assets	1,897	24
Total assets	$889,041	$262,390
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$10,065	$2,680
Accrued expenses	34,718	8,482
Deferred revenue	5,348	397
Due to related party	56	70
Income taxes payable	916	673
Related-party long-term debt, current	670	39
Long-term debt, current	43,849	22,531
Derivative liability, current	1,633	—
Forward share purchase liability	17,577	—
Other current liabilities	1,048	—
Total current liabilities	115,880	34,872
Related-party long-term debt, noncurrent	—	381
Long-term debt, noncurrent	99,079	344
Deferred tax liabilities	31,059	6,072
Warrant liabilities, noncurrent	399	—
Derivative liability, noncurrent	10,305	—
Other long-term liabilities	3,399	—
Total liabilities	260,121	41,669
Commitments and Contingencies (Note 17)
Stockholders’ Equity:
Preferred stock, $0.0001 par value, 1,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.0001 par value, 300,000 shares authorized; 117,800 issued and outstanding at September 30, 2021; 70,021 issued and outstanding at December 31, 2020	12	7
Additional paid-in capital	621,861	222,900
Accumulated deficit	(5,328)	(2,186)
Accumulated other comprehensive loss	(3,459)	—
Total UpHealth, Inc., stockholders’ equity	613,086	220,721
Noncontrolling interests	15,834	—
Total stockholders’ equity	628,920	220,721
Total liabilities and stockholders’ equity	$889,041	$262,390
The accompanying notes are an integral part of these financial statements.

UPHEALTH, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue:
Services	$21,977	$—	$45,563	$—
Licenses and subscriptions	10,956	—	23,759	—
Products	16,137	—	24,446	—
Total revenue	49,070	—	93,768	—
Cost of goods and services:
Services	12,434	—	26,497	—
License and subscriptions	6,350	—	13,020	—
Products	10,504	—	16,147	—
Total cost of goods and services	29,288	—	55,664	—
Gross margin	19,782	—	38,104	—
Operating expenses:
Sales and marketing	3,090	—	5,670	—
Research and development	1,916	—	5,759	—
General and administrative	11,452	944	22,481	1,483
Depreciation and amortization	3,626	—	7,496	—
Stock-based compensation	410	—	410	—
Lease abandonment expenses	915	—	915	—
Acquisition-related expenses	1,227	—	36,566	—
Total operating expenses	22,636	944	79,297	1,483
Loss from operations	(2,854)	(944)	(41,193)	(1,483)
Other income:
Interest expense	(8,145)	—	(13,760)	—
Gain on consolidation of equity method investment	—	—	640	—
Gain on fair value of derivative liability	49,885	—	49,885	—
Gain on fair value of warrant liabilities	373	—	1,447	—
Gain on extinguishment of debt	—	—	151	—
Other income, net, including interest income	259	—	40	—
Total other income	42,372	—	38,403	—
Income (loss) before income tax benefit (expense)	39,518	(944)	(2,790)	(1,483)
Income tax (expense) benefit	(6,695)	423	357	423
Net income (loss) before loss from equity method investment	32,823	(521)	(2,433)	(1,060)
Loss from equity method investment	—	—	(561)	—
Net income (loss)	32,823	(521)	(2,994)	(1,060)
Less: net loss attributable to noncontrolling interests	231	—	147	—
Net income (loss) attributable to UpHealth, Inc.	$32,592	$(521)	$(3,141)	$(1,060)
Net income (loss) per share attributable to UpHealth, Inc.:
Basic	$0.28	$(0.01)	$(0.03)	$(0.02)
Diluted	$0.28	$(0.01)	$(0.03)	$(0.02)
Weighted average shares outstanding:
Basic	117,628	50,050	95,194	50,050
Diluted	118,073	50,050	95,194	50,050
The accompanying notes are an integral part of these financial statements.

UPHEALTH, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net income (loss)	$32,823	$(521)	$(2,994)	$(1,060)
Foreign currency translation adjustments, net of tax	19	—	(3,459)	—
Comprehensive income (loss)	32,842	(521)	(6,453)	(1,060)
Less: comprehensive loss attributable to noncontrolling interests	231	—	147	—
Comprehensive income (loss) attributable to UpHealth, Inc.	$32,611	$(521)	$(6,600)	$(1,060)
The accompanying notes are an integral part of these financial statements.

UPHEALTH, INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands, unaudited)

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total UpHealth, Inc. Stockholders’ Equity	Noncontrolling Interests	Total Stockholders’ Equity
Balance at December 31, 2020(1)	70,021	$7	$222,900	$(2,186)	$—	$220,721	$—	$220,721
Issuance of common stock to consummate business combinations(1)	8,749	1	87,408	—	—	87,409	17,389	104,798
Net loss	—	—	—	(2,950)	—	(2,950)	(78)	(3,028)
Foreign currency translation adjustments	—	—	—	—	(1,159)	(1,159)	—	(1,159)
Balance at March 31, 2021(1)	78,771	$8	$310,308	$(5,136)	$(1,159)	$304,021	$17,311	$321,332
Issuance of common stock to consummate business combinations	26,162	3	243,584	—	—	243,587	(1,702)	241,885
Merger recapitalization	9,471	1	54,604	—	—	54,605	—	54,605
PIPE common stock issuance	3,000	—	27,079	—	—	27,079	—	27,079
Forward share repurchase agreement	—	—	(17,000)	—	—	(17,000)	—	(17,000)
Issuance of common stock for debt conversion	200	—	1,879	—	—	1,879	—	1,879
Net loss	—	—	—	(32,784)	—	(32,784)	(6)	(32,790)
Foreign currency translation adjustments	—	—	—	—	(2,319)	(2,319)	—	(2,319)
Balance at June 30, 2021(1)	117,605	$12	$620,455	$(37,920)	$(3,478)	$579,069	$15,603	$594,672
Purchase consideration adjustment	—	—	677	—	—	677	—	677
Exercise of stock option, net	196	—	319	—	—	319	—	319
Stock-based compensation	—	—	410	—	—	410	—	410
Net income	—	—	—	32,592	—	32,592	231	32,823
Foreign currency translation adjustments	—	—	—	—	19	19	—	19
Balance at September 30, 2021	117,800	$12	$621,861	$(5,328)	$(3,459)	$613,086	$15,834	$628,920

(1) Amounts as of March 31, 2021 and before that date differ from those published in prior consolidated financial statements as they were retrospectively adjusted as a result of the accounting for the Business Combinations (as defined below in Note 1). Specifically, the number of common shares outstanding during periods before the Business Combinations are computed on the basis of the number of common shares of UpHealth Holdings (accounting acquiror) during those periods multiplied by the exchange ratio established in the stock purchase agreement (1.00 UpHealth Holdings shares converted to 10.28 GigCapital2 shares). Common stock and additional paid-in capital were adjusted accordingly.

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total UpHealth, Inc. Stockholders’ Equity	Noncontrolling Interests	Total Stockholders’ Equity
Balance at January 1, 2020(1)	—	$—	$—	$—	$—	$—	$—	$—
Issuance of common stock for formation(1)	50,050	5	(5)	—	—	—	—	—
Net loss	—	—	—	(203)	—	(203)	—	(203)
Balance at March 31, 2020(1)	50,050	$5	$(5)	$(203)	$—	$(203)	$—	$(203)
Net loss	—	—	—	(336)	—	(336)	—	(336)
Balance at June 30, 2020(1)	50,050	$5	$(5)	$(539)	$—	$(539)	$—	$(539)
Net loss	—	—	—	(521)	—	(521)	—	(521)
Balance at September 30, 2020(1)	50,050	5	(5)	(1,060)	—	(1,060)	—	(1,060)
The accompanying notes are an integral part of these financial statements.

UPHEALTH, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, unaudited)

	Nine Months Ended September 30,
	2021	2020
Operating activities:
Net loss	$(2,994)	$(1,060)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	9,701	—
Amortization of debt issuance costs and discount on convertible debt	5,398	—
Stock-based compensation	410	—
Gain on extinguishment of debt	(151)	—
Loss from equity method investment	561	—
Gain on consolidation of equity method investment	(640)	—
Gain on fair value of warrant liabilities	(1,447)	—
Gain on fair value of convertible derivative	(49,885)	—
Loss on disposal of property and equipment	80	—
Deferred income taxes	(1,274)	—
Other	350	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(31,428)	—
Inventories	(326)	—
Prepaid expenses and other current assets	(1,050)	—
Accounts payable and accrued expenses	18,510	1,060
Income taxes payable	886	—
Deferred revenue	4,643	—
Due to related parties	17	—
Other current liabilities	230	—
Net cash used in operating activities	(48,409)	—
Investing activities:
Purchases of property and equipment	(1,879)	—
Due to related parties	253	—
Net cash acquired in acquisition of businesses	4,263	—
Net cash provided by investing activities	2,637	—
Financing activities:
Proceeds from merger and recapitalization transaction	83,435	—
Proceeds from convertible debt	164,500	—
Repayments of debt	(23,307)	—
Proceeds from Provider Relief Funds	506	—
Payments of debt issuance costs	(8,100)	—
Payments of seller notes	(99,207)
Payments of capital lease obligations	(1,253)	—
Proceeds from stock option exercises	319	—
Distribution to noncontrolling interest	(100)	—
Payments of amount due to member	(4,271)	—
Net cash provided by financing activities	112,522	—
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(807)	—
Net increase in cash, cash equivalents, and restricted cash	65,943	—
Cash, cash equivalents, and restricted cash, beginning of period	2,369	—
Cash, cash equivalents, and restricted cash, end of period	$68,312	$—
Supplemental cash flow information:
Cash paid for interest, net of amounts capitalized	$4,640	$—
Cash paid for income taxes	—	—
Non-cash investing and financing activity:
Issuance of common stock for debt conversion	1,879	—
Property and equipment acquired through capital lease and vendor financing arrangements	1,047	—
Issuance of common stock and promissory note to consummate TTC business combination	34,954	—
Issuance of common stock and promissory note to consummate Glocal business combination	110,122	—
Issuance of common stock and promissory note to consummate Innovations business combination	157,878	—
Issuance of common stock and promissory note to consummate Cloudbreak business combination	106,298	—
Reconciliation of cash, cash equivalents, and restricted cash:
Cash and cash equivalents	67,877	—
Restricted cash	435	—
Total cash, cash equivalents, and restricted cash	$68,312	$—
The accompanying notes are an integral part of these financial statements.

UPHEALTH, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in dollars, unaudited)

1.Organization and Business
UpHealth, Inc.
UpHealth, Inc. ("UpHealth," “we,” “us,” “our,” or the “Company") is the parent company of both UpHealth Holdings, Inc. ("UpHealth Holdings") and Cloudbreak Health, LLC ("Cloudbreak").

GigCapital2, Inc. (“GigCapital2”), the Company’s predecessor, was incorporated in Delaware on March 6, 2019. GigCapital2 was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On November 20, 2020, GigCapital2, UpHealth Merger Sub, Inc. (“UpHealth Merger Sub”), and UpHealth Holdings, entered into a business combination agreement (as subsequently amended on January 29, 2021, March 23, 2021, April 23, 2021, and May 30, 2021, the “UpHealth Business Combination Agreement”). In connection with the UpHealth Business Combination Agreement, UpHealth Merger Sub was merged with and into UpHealth Holdings, with UpHealth Holdings surviving the merger. Also on November 20, 2020, GigCapital2; Cloudbreak Health Merger Sub, LLC, a Delaware limited liability company (“Cloudbreak Merger Sub”); Cloudbreak Health; Dr. Chirinjeev Kathuria and Dr. Mariya Pylypiv; UpHealth Holdings; and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative, agent, and attorney-in-fact of the Cloudbreak members, entered into a business combination agreement (as subsequently amended on April 23, 2021 and June 9, 2021, the “Cloudbreak Business Combination Agreement” and, together with the UpHealth Business Combination Agreement, the “Business Combination Agreements”). In connection with the Cloudbreak Business Combination Agreement, Cloudbreak Merger Sub was merged with and into Cloudbreak, with Cloudbreak surviving the merger (the “Cloudbreak Business Combination” and, together with the UpHealth Business Combination, the “Business Combinations”). The Business Combinations were consummated on June 9, 2021. In connection with the Business Combinations, GigCapital2 changed its corporate name to “UpHealth, Inc.”
Our public units began trading on the NYSE under the symbol “GIX.U” on June 5, 2019. On June 26, 2019, we announced that the holders of our units may elect to separately trade the securities underlying such units. On July 1, 2019, the shares, warrants, and rights began trading on the NYSE under the symbols “GIX”, “GIX.WS,” and “GIX.RT,” respectively. On June 9, 2021, upon the completion of the Business Combinations, our units separated into their underlying shares of common stock, warrants, and rights (and the rights were converted into shares of common stock). Our units and rights ceased to trade, and our common stock and warrants now trade under the symbols "UPH" and "UPH.WS," respectively.
UpHealth Holdings
UpHealth Holdings, a Delaware corporation formed on October 26, 2020, was established to raise capital and pursue opportunities for investment and acquisition in various healthcare entities, primarily those that bring technology and services to efficiently and profitably manage chronic and complex care, including behavioral health and substance abuse, while also serving the demands for easy access to personalized primary care. On October 26, 2020, the shareholders of UpHealth Services, Inc. ("UpHealth Services") contributed their shares of UpHealth Services to UpHealth Holdings in exchange for shares of UpHealth Holdings, resulting in UpHealth Services being a wholly-owned subsidiary of UpHealth Holdings. There was an immaterial disclosure in the Quarterly Report on Form 10-Q for the six-months ended June 30, 2021 which mistakenly described the reorganization of UpHealth Services as a merger rather than a contribution of shares. UpHealth Services' pre-UpHealth Business Combinations financial statements are now UpHealth Holdings' pre-UpHealth Business Combinations financial statements and are reflected in the three and nine months ended September 30, 2020.
UpHealth Services was incorporated in Illinois on November 5, 2019; operations effectively began January 1, 2020 and have continued to date.
On November 20, 2020, UpHealth Holdings completed the acquisition of Thrasys, Inc. (“Thrasys”), a California corporation and a provider of an advanced, comprehensive, and extensible technology platform, marketed under the umbrella “SyntraNetTM,” to manage health, quality of care, and costs, especially for individuals with complex medical, behavioral health, and social needs.
On November 20, 2020, UpHealth Holdings completed the acquisition of Behavioral Health Services, LLC (“BHS”), a Missouri limited liability company and a provider of medical, retail pharmacy, and billing services.
On November 20, 2020, UpHealth Holdings completed the acquisition of 43.46% of Glocal Healthcare Systems Private Limited and subsidiaries (“Glocal”), an India-based healthcare company, which was presented as an equity method investment. On March 26, 2021, UpHealth Holdings acquired an additional 45.94% of Glocal and recognized a gain of $0.6 million on our equity method investment through the step-acquisition, which is presented as a gain on consolidation of equity method investment in the condensed consolidated statement of operations for the three months ended March 31, 2021. On May 14, 2021, June 21, 2021, and August 27 2021, UpHealth Holdings completed the acquisition of an additional 1.0%, 1.8% and 2.61% of Glocal, respectively, bringing our total ownership to 94.81% as of September 30, 2021. Glocal is included in our condensed consolidated financial statements as of March 26, 2021.

On January 25, 2021, UpHealth Holdings completed the acquisition of TTC Healthcare, Inc. (“TTC”), a Delaware corporation and a provider of medical, retail pharmacy, and billing services for individuals with complex medical and behavioral health needs.
On April 27, 2021, UpHealth Holdings completed the acquisition of Innovations Group, Inc. (d/b/a MedQuest) ("Innovations"), a Utah corporation and a Utah-based internet pharmacy company.
Cloudbreak
Cloudbreak, a Delaware limited liability company that was formed on May 26, 2015, is a unified telemedicine and video medical interpretation solutions provider. On June 9, 2021, contemporaneous with the GigCapital2 merger with UpHealth Holdings, GigCapital2 completed the acquisition of Cloudbreak.

See Note 3, Business Combinations, for further information.

2.Summary of Significant Accounting Policies
Basis of Presentation and Consolidation
The accompanying unaudited condensed consolidated financial statements of UpHealth have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial information and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. The unaudited condensed consolidated financial statements, including the condensed notes thereto, are unaudited and exclude some of the disclosures required in audited financial statements. The condensed consolidated balance sheet as of December 31, 2020 has been derived from our audited financial statements as of that date, but does not include all of the information and footnotes required by GAAP for complete financial statements.
In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2020.
Certain amounts included in the prior quarter's condensed consolidated financial statements have been reclassified to conform to the current quarter's presentation.
Principles of Consolidation
The unaudited condensed consolidated financial statements include the accounts of UpHealth and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
We follow the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (“ASC”) guidance for identification and reporting of entities over which control is achieved through means other than voting rights. The guidance defines such entities as Variable Interest Entities (“VIEs”). We consolidate VIEs when we have variable interests and are the primary beneficiary. We continually evaluate our involvement with VIEs to determine when these criteria are met.
One of our consolidated subsidiaries is the primary beneficiary of a real estate VIE since it absorbs a majority of the VIE’s expected losses and receives a majority of its expected residual returns. The VIE was formed for the purpose of acquiring and holding real estate. The VIE’s sole activity is to lease the real estate to our subsidiary. At September 30, 2021, the VIE had total assets of $4.5 million and total liabilities of $4.0 million. For the nine months ended September 30, 2021, revenues of $0.1 million were eliminated in consolidation. For the nine months ended September 30, 2021, expenses were $0.1 million, primarily for interest and depreciation. Creditors and beneficial holders of the VIE have no recourse to the assets or general credit of our subsidiary.
Emerging Growth Company
Section 102(b)(1) of the Jumpstart Our Business Startups ("JOBS") Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when an accounting standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised accounting standard at the time private companies adopt the new or revised standard.

Fiscal Year
Our fiscal year ends on December 31. References to fiscal year 2021 and fiscal year 2020 refer to our fiscal year ending December 31, 2021 and our fiscal year ended December 31, 2020, respectively.

Use of Estimates and Assumptions
The preparation of the condensed consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts in the condensed consolidated financial statements and accompanying notes thereto.
Significant estimates and assumptions made by management include the determination of:

•the fair value of assets acquired and liabilities assumed for business combinations;
•the fair value of derivatives and warrants;
•the fair value of stock awards issued;
•the standalone selling price (“SSP”) of performance obligations for revenue contracts with multiple performance obligations;
•the recognition, measurement, and valuation of current and deferred income taxes and uncertain tax positions; and
•the identification and estimated economic lives of intangible assets.

Actual results could differ materially from those estimates. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable, the result of which forms the basis for making judgments about the carrying values of assets and liabilities.

Foreign Currency Translation Adjustments
Balance sheet assets and liabilities of subsidiaries which do not use the U.S. dollar as their functional currency are translated at the exchange rate at the end of the reporting period. Income statement amounts are translated using a weighted-average exchange rate during the period. Equity accounts and noncontrolling interests are translated using historical exchange rates at the date the entry to shareholder equity was recorded, except for the change in retained earnings during the reporting period, which is translated using the same weighted-average exchange rate used to translate the condensed consolidated statements of operations. The net cumulative translation adjustment is reported in accumulated other comprehensive income (loss), net of tax, in the condensed consolidated balance sheets.
Foreign Currency Transactions
Foreign exchange transactions are recorded at the exchange rate prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at foreign exchange rates in effect at the end of the reporting period. Exchange differences arising on settlements/period-end translations are recognized in the condensed consolidated statements of operations in the period they arise.
Fair Value Measurements
Fair value is measured in accordance with ASC guidance on fair value measurements, which defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. We measure fair value for financial instruments on an ongoing basis. We measure fair value for non-financial assets when a valuation is necessary, such as for impairment of long-lived and indefinite-lived assets when indicators of impairment exist.
Cash and Cash Equivalents
We consider all cash on deposit, money market funds, and short-term investments with original maturities of three months or less to be cash and cash equivalents. Cash and cash equivalents consist of amounts we have on deposit with major commercial financial institutions.
Restricted Cash
At September 30, 2021, we had $0.4 million of restricted cash. At December 30, 2020, we had restricted cash totaling $0.5 million, representing an escrow account containing the balance of a Paycheck Protection Program (“PPP”) loan. The PPP loan was forgiven and the restricted cash returned to us in the three months ended June 30, 2021.
Receivable
For software-as-a-service (“SaaS”) internet hosting, licenses, and subscriptions provided by our integrated care management operations, accounts receivable are carried at original invoice, net of an allowance for doubtful accounts. Management determines the allowance for doubtful accounts by evaluating individual customer receivables on a monthly basis and considering a customer’s financial condition and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. At September 30, 2021 and December 31, 2020, we determined that no allowance for doubtful accounts was necessary.
For subscription-based medical language interpretation services provided by and the sales of products through our virtual care infrastructure operations, accounts receivable are carried at original invoice, net of an allowance for doubtful accounts. Management determines the allowance for doubtful accounts by evaluating individual customer receivables on a monthly basis and considering a customer’s financial condition and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. At September 30, 2021 and December 31, 2020, we determined that no allowance for doubtful accounts was necessary.
For medical services provided through our services operations, accounts receivable are recorded without collateral from patients, most of whom are local residents and are insured under third-party payor agreements. Accounts receivable are based on gross charges, reduced by explicit price concessions provided to third-party payors and implicit price concessions provided primarily to self-pay patients. Estimates for explicit price concessions are based on provider contracts and historical experience adjusted for economic conditions and other trends affecting our ability to collect outstanding amounts. At September 30, 2021 and December 31, 2020, the allowance for contractual adjustments was $0.7 million and $1.0 million, respectively. For accounts receivable associated with self-pay patients, we record implicit price concessions in the period of service on the basis of our past experience, which indicates that many patients are unable or unwilling to pay the portion of their bill for which they are financially responsible.
For digital pharmacy prescriptions provided through our services operations, accounts receivable are recorded at net invoice amount from patients. For all prescriptions including compounded and customized medications, substantially all accounts receivable are paid by credit card at the time of shipment. At September 30, 2021 and December 31, 2020, we determined that no allowance for doubtful accounts was necessary.
For the three months ended September 30, 2021, one customer accounted for approximately 16% of total revenues, and for the nine months ended September 30, 2021, one customer accounted for approximately 20% of total revenues. At September 30, 2021, one customer accounted for approximately 42% of total accounts receivable, and at December 31, 2020, two customers accounted for approximately 47% and 27% of total accounts receivable.
Inventories
Inventories primarily consist of stock of medicines and pharmaceutical products, and are stated at the lower of cost or net realizable value. Cost comprises purchase price and all incidental expenses incurred in bringing the inventory to its present location and condition. Cost is computed using the weighted average cost method. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation, with a normal margin to sell. Any adjustments to reduce the cost of inventories to their net realizable value are recognized in earnings in the current period.
Equity Method Investment
As of December 31, 2020, and for the period January 1, 2021 through March 26, 2021, we held an interest in the privately-held equity securities of Glocal in which we did not have a controlling interest, but were able to exercise significant influence. Based on the terms of these privately-held securities, we determined that we exercised significant influence on Glocal, applied the equity method of accounting for our investment in Glocal, and presented our investment in Glocal in equity method investments in the condensed consolidated balance sheets. Any and all gains and losses on privately-held equity securities, realized and unrealized, were recorded in other income (expense) in the condensed consolidated statements of operations. Income recognized in our equity method investments was reduced by the expected amortization from intangible assets recognized through the fair value step-up, until we acquired a controlling financial interest and consolidated Glocal.
Valuations of privately-held securities in which we do not have a controlling financial interest are inherently complex due to the lack of readily available market data and requires the use of judgment. The carrying value is not adjusted for our privately-held equity securities if there are no observable price changes in a similar security from the same issuer or if there are no identified events or changes in circumstances that may indicate impairment. Our impairment analysis encompasses an assessment of both qualitative and quantitative factors, including the investee’s financial metrics, market acceptance of the investee’s product or technology, and the rate at which the investee is using its cash. If the investment is considered impaired, we recognize an impairment in the condensed consolidated statements of operations and establish a new carrying value for the investment.
Property and Equipment
Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated economic lives of the assets, which range as follows:

Land	Indefinite
Buildings	60	years
Medical and surgical equipment	13	years
Electrical and other equipment	5-7	years
Computer equipment, furniture and fixtures	3-7	years
Vehicles	5-7	years
Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated economic life of the asset.
When assets are retired or disposed of, the asset costs and related accumulated depreciation or amortization are removed from the respective accounts and any related gain or loss is recognized in the condensed consolidated statements of operations. Maintenance and repairs are charged to expense as incurred. Significant expenditures, which extend the economic lives of assets, are capitalized.
Software Development Costs
We capitalize our ongoing costs of developing internal-use software during the application development stage, which consists primarily of internal personnel costs and external contractor costs.
Costs incurred internally in researching and developing a computer software product are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, software costs are capitalized until the product is available for general release to customers.
Intangible Assets
Acquired intangible assets subject to amortization are stated at fair value and are amortized using the straight-line method over the estimated useful lives of the assets. Intangible assets that are subject to amortization are reviewed for potential impairment when events or circumstances indicate that carrying amounts may not be recoverable. No impairment charge was recognized during the three and nine months ended September 30, 2021.
Goodwill
Our goodwill represents the excess of the purchase price of business combinations over the fair value of the net assets acquired. We assess goodwill for impairment on an annual basis as of the first day of our fourth quarter, or sooner if events indicate such a review is necessary through a triggering event. An impairment exists if the fair value of a reporting unit to which goodwill has been allocated is less than its respective carrying value. The impairment for goodwill is limited to the total amount of goodwill allocated to the reporting unit. Future changes in the estimates used to conduct the impairment review, including revenue projections, market values, and changes in the discount rate used, could cause the analysis to indicate that our goodwill is impaired in subsequent periods and result in a write-down of a portion or all of goodwill. The discount rate used is based on independently calculated risks, our capital mix, and an estimated market premium. No impairment charge was recognized during the three and nine months ended September 30, 2021.
The estimated fair values of assets acquired and liabilities assumed are provisional and are based on the information that was available as of each acquisition date to estimate the fair value of assets acquired and liabilities assumed. We believe that information provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed, but we are waiting for additional information necessary to finalize those fair values. Therefore, the provisional measurements of fair value reflected are subject to change and such changes could be significant.
In evaluating whether new information obtained meets the criteria for adjusting provisional amounts, management must consider all relevant factors. Relevant factors include:

•The timing of the receipt of the additional information that management could have used in its evaluation on or after the acquisition date, and

•Whether management can identify a reason that a change to the provisional amounts is warranted and not driven by a discrete independent event occurring subsequent to the acquisition.
Debt Issuance Costs and Original Issue Discounts
The third-party cost of issuing debt results in the recognition of debt issuance costs (“DIC”), which are capitalized and presented as a net reduction to the face amount of the debt. DIC is amortized using the effective interest rate method over the expected life of the debt.

The reduction in gross proceeds from a debt facility by a lender or lenders results in an original issue discount (“OID”), which is amortized using the effective interest rate method over the expected life of the debt. The amortization of OID for the reporting period results in the recognition of additional interest expense.
Warrant Liabilities
We account for warrants for shares of our common stock that are not indexed to our own stock as liabilities at fair value on the condensed consolidated balance sheets. The warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense) in the condensed consolidated statements of operations. We will continue to adjust the liabilities for changes in fair value until the earlier of the exercise or expiration of the common stock warrants. At that time, the portion of the warrant liability related to the common stock warrants will be reclassified to additional paid-in capital.

Forward Share Purchase Agreement

    On June 3, 2021, we entered into a third-party put option arrangement assuming the obligation to repurchase our common stock at a future date by transferring cash to the third-party under certain conditions described in more detail in Note 10, Capital Structure. Due to its mandatorily redeemable for cash feature, we have recorded such obligation as a forward share purchase liability in our condensed consolidated balance sheets.

Stock Based Compensation

Our stock-based compensation primarily consists of stock options and restricted stock units ("RSUs"). Stock-based compensation is recognized in the consolidated statements of operations based on the grant date fair value of the awards. The fair value of stock options is determined on the grant date using a Black-Scholes model. The fair value of RSUs is determined by the grant date market price of our common shares. The compensation expense recognized for stock-based awards is recognized ratably over the service period of the awards.

Revenue Recognition
We recognize revenue in accordance with ASC guidance on revenue from contracts with customers. Revenue is reported at the amount that reflects the consideration to which we expect to be entitled in exchange for providing goods and services.
Contract Assets, Contract Liabilities, and Remaining Performance Obligations
We record a contract asset when revenue recognized on a contract exceeds the billings. Thrasys and Cloudbreak generally invoice customers monthly, quarterly, or in installments. BHS, TTC, Glocal, and Innovations generally invoice their customers upon providing services as the performance obligations are deemed complete. Contract assets are included in accounts receivable in the condensed consolidated balance sheets.
We record deferred revenue when billed amounts have been invoiced and received in advance of revenue recognition. It is recognized as revenue when transfer of control to customers has occurred or services have been provided. The deferred revenue balance does not represent the remaining contract value of multi-year, non-cancelable subscription agreements. The deferred revenue balance is influenced by several factors, including seasonality, the compounding effects of renewals, invoice duration, invoice timing, dollar size, and new business linearity within the period.
The transaction price allocated to the remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unbilled receivables and deferred revenue that will be recognized as revenue in future periods. The transaction price allocated to the remaining performance obligations is influenced by several factors, including seasonality, the timing of renewals, the timing of delivery of software licenses, average contract terms, and foreign currency exchange rates. Unbilled portions of the remaining performance obligations are subject to future economic risks including bankruptcies, regulatory changes, and other market factors.
We exclude amounts related to performance obligations that are billed and recognized as they are delivered. This primarily consists of professional services contracts that are on a time-and-materials basis.
Services Revenues
We derive our services revenues primarily through the provision of professional services through Thrasys; the provision of medical and behavioral health services by accredited medical professionals through BHS, TTC, and Glocal; and the provision of subscription-based medical language interpretation services through Cloudbreak, as follows:

•Services – Professional services for training, set-up, configuration, implementation, and customization services
The majority of our professional services contracts related to SaaS are on a time and materials basis, which may also be independently offered by our competitors. When these services are not combined with other SaaS revenues as a distinct performance obligation, revenue is recognized as the services are rendered for time and materials contracts, and when the milestones are achieved and accepted by the customer for fixed price contracts. Training revenue, set-up fees, and configuration fees are recognized as the services are completed.

•Services – Medical and behavioral services provided through our clinics and hospitals, digital dispensaries, and behavioral services operations
Performance obligations for medical and behavioral services provided by accredited medical and clinical professionals are satisfied over time as services are provided, and revenue is recognized accordingly. Revenue is based on gross charges, reduced by explicit price concessions provided to third-party payors and implicit price concessions provided primarily to self-pay patients. Estimates for explicit price concessions are based on provider contracts and historical experience, adjusted for economic conditions and other trends affecting our ability to collect outstanding items. Substantially all of our patients are insured under third-party payor agreements.
Generally, patients who are covered by third-party payors are responsible for related deductibles and coinsurance, which may vary in amount. We also provide services to uninsured patients and may offer those uninsured patients a discount from standard charges. We estimate the transaction price for patients with deductibles and coinsurance, and from those who are uninsured, based on historical experience and market conditions. We determined that the nature, amount, timing, and uncertainty of revenue and cash flows are affected by payors having different reimbursement and payment methodologies, length of the patient’s service, and method of reimbursement.

Estimates of net realizable value are subject to significant judgment and approximation by management. It is possible that actual results could differ from the historical estimates management has used to help determine the net realizable value of revenue. If actual collections either exceed or are less than the net realizable value estimates, we record a revenue adjustment, either positive or negative, for the difference between the estimate of the receivable and the amount actually collected in the reporting period in which the collection occurred. No significant adjustments were recorded in the three and nine months ended September 30, 2021.
•Services – Subscription-based medical language interpretation services
Service fees of subscription-based fixed monthly minute medical language interpretation services are recognized monthly on a straight-line basis over the term of the contract due to the stand-ready nature of the services provided. Variable consideration received for medical language interpretation services, information technology services, and for the lease of My Accessible Real-Time Trusted Interpreter ("MARTTI") devices, our language access solution, is based on a fixed per item charge applied to a variable quantity. Variable consideration for these services is recognized over time in accordance with the “right to invoice” practical expedient and therefore is not subject to revenue constraint evaluation. Revenue related to the sale of MARTTI devices is recognized at a point in time upon delivery of the devices to the customer. We may enter into multiple component services arrangements that bundle the pricing for the lease of MARTTI devices with information technology services. Often, the pricing bundle may also include medical language interpretation services. When an equipment lease is bundled with services, allocation of the transaction price consideration between the lease and nonlease components of the lease is required. We have determined that the consideration allocated to the lease components in its bundled multiple component services arrangements is not material to the financial statements.
Licenses and Subscriptions Revenues
Software license revenue is recognized by Thrasys based on whether or not the license constitutes a distinct performance obligation. If the license can be separated from the rest of the hosting services, it may be fully recognized on the date license rights are granted to the customer and access is granted; otherwise, it is an indistinct performance obligation, which is recognized ratably over the contract term, along with other hosting services beginning on the commencement date of each contract, which is the date license rights are granted to the customer.
Subscription revenue from SaaS hosting access and support and maintenance provided by Thrasys are recognized ratably over the contract term beginning on the commencement date of each contract, which is the date our service is made available to the customer. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met and whether payments have been made ahead of the hosting services provided. Our subscription service arrangements are noncancellable and do not contain refund-type provisions.
Product Revenues
We derive product revenue from sales of products through Innovations' digital pharmacy operations, BHS' pharmaceutical operations, and Glocal's construction of clinics and sales of digital dispensaries. Our pharmacy sales are primarily a function of the price per unit for pharmaceutical products sold and the number of prescriptions provided to customers. We recognize revenue at the time the client effectively takes possession and control of the product. Construction of clinics are typically billed based on milestones and sales of digital dispensaries are typically billed upon contract signing and delivery of the digital dispensaries. Revenue for both is typically recognized over time based on the percentage of costs incurred to date relative to the estimated total costs for the contract, as this method best depicts how control of the product is being transferred.
Contracts with Multiple Performance Obligations and Transaction Prices
From time to time, we may enter into contracts that contain multiple performance obligations, particularly with our SaaS internet hosting, licenses, subscriptions, and services. Additionally, we may enter into contracts that contain multiple performance obligations with our clinics and digital dispensaries, including maintenance and telehealth services. For these arrangements, we allocate the transaction price to each performance obligation identified in the contract based on relative standalone selling prices, or estimates of such prices, and recognize the related revenue as control of each individual product or service is transferred to the customer, in satisfaction of the corresponding performance obligations.
A significant portion of our contracts with customers have fixed transaction prices. For some contracts, the amount of consideration to which we will be entitled is variable. We include variable consideration in a contract’s transaction price only to the extent that we have a relatively high level of confidence that the amounts will not be subject to significant reversals. In determining amounts of variable consideration to include in a contract’s transaction price, we rely on our experience and other evidence that supports our qualitative assessment of whether revenue would be subject to significant reversal.
Grants
Since there is no authoritative GAAP governing grant recognition, measurement, and presentation, International Accounting Standards (“IAS”) 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”) is incorporated as the governing guidance. It states that economic benefits of government grants shall not be recognized until there is reasonable assurance that the entity will comply with the conditions attaching to them and the grants will be received.
We recognize grants if we are reasonably assured we will be able to comply with the conditions specified in the grant agreement and the government will have the ability to pay the amounts due under the grant.
Government grants and subsidies received towards specific property and equipment (“PE”) acquisitions reduce the historical basis of the concerned PE. Grant subsidies received during the year towards revenue and related expenses have been recorded as other income in the condensed consolidated statements of operations. We have evaluated the classification and presentation for grant agreements and have elected to treat non-reimbursable grants as a grant receivable, earned over the life of the underlying agreement, with the offsetting credit to other income in the condensed consolidated statements of operations. Periodic cash received relieves the grant receivable.
Cost of Goods and Services (“COGS”)
Cost of services for professional services, medical and behavioral services, and subscription-based medical language interpretation services includes the cost of direct labor, payroll taxes, and direct benefits of those individuals who provide direct services and/or generate billable hours, and an appropriately allocated portion of indirect overhead. Direct labor is the direct provision of activities to manufacture or provide a good or service. Indirect overhead include allocable costs, such as facilities, information technology, and depreciation and amortization costs.
Cost of services for licenses and subscriptions includes all the accumulated costs of providing a hybrid cloud-based hosting arrangement; the cost of direct labor, payroll taxes, and direct benefits of those individuals who provide support and maintenance services; and an appropriately allocated portion of indirect overhead.
Cost of goods for products is the accumulated total of all costs used to create a product, which has been sold to generate revenue. These costs include direct materials (resale products and raw and externally sourced materials for internally manufactured products), direct labor, an appropriately allocated portion of indirect overhead, and ancillary costs, such as freight, delivery, insurance, and non-sales and non-income taxes.
Taxes Collected from Customers and Remitted to Governmental Authorities
We exclude from our measurement of transaction prices all taxes assessed by governmental authorities that are both imposed on and concurrent with a specific revenue-producing transaction and collected from customers. Accordingly, such tax amounts are not included as a component of revenue or cost of goods and services in the condensed consolidated statements of operations.
Research and Development Costs
Research and development costs are expensed as incurred and were $1.9 million and $5.8 million for the three and nine months ended September 30, 2021, respectively. There were no research and development costs incurred for the three and nine months ended September 30, 2020.
Advertising, Marketing, and Promotion Expenses

Advertising, marketing, and promotion costs are expensed as incurred. Advertising expense was $1.1 million and $2.8 million for the three and nine months ended September 30, 2021, respectively, and are included within sales and marketing expenses in the condensed consolidated statements of operations. There were no sales and marketing expenses incurred for the three and nine months ended September 30, 2020.
Income Taxes
Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the year in which the differences are expected to affect taxable income. Valuation allowances are established when it is deemed more likely than not that some portion or all of the deferred tax assets will not be realized.
We account for income tax uncertainties in accordance with ASC guidance on income taxes, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.
New Accounting Pronouncements Not Yet Adopted
In May 2021, the FASB issued Accounting Standards Update (“ASU”) 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). This ASU reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. This ASU provides guidance for a modification or an exchange of a freestanding equity-classified written call option that is not within the scope of another Topic. It specifically addresses: (1) how an entity should treat a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange; (2) how an entity should measure the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange; and (3) how an entity should recognize the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange. This ASU will be effective for us on January 1, 2022. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. Early adoption is permitted, including adoption in an interim period. We are currently evaluating the effect the adoption of this ASU will have on our condensed consolidated financial statements.
In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). This ASU simplifies the accounting for convertible instruments by eliminating the conversion option separation model for convertible debt that can be settled in cash and by eliminating the measurement model for beneficial conversion features. Convertible instruments that continue to be subject to separation models are (1) those with conversion options that are required to be accounted for as bifurcated derivatives and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. This ASU also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and include the effect of share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. This ASU will be effective for us on January 1, 2024. Early adoption is permitted, but no earlier than the fiscal year beginning on January 1, 2021, including interim periods within that fiscal year. We are currently evaluating the effect the adoption of this ASU will have on our condensed consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU removes specific exceptions to the general principles in Topic 740. It eliminates the need for an organization to analyze whether the following apply in a given period: (1) exception to the incremental approach for intraperiod tax allocation, (2) exceptions to accounting for basis differences when there are ownership changes in foreign investments, and (3) exception in interim period income tax accounting for year-to-date losses that exceed anticipated losses. This ASU also improves financial statement preparers’ application of income tax-related guidance and simplifies GAAP for franchise taxes that are partially based on income, transactions with a government that result in a step up in the tax basis of goodwill, separate financial statements of legal entities that are not subject to tax, and enacted changes in tax laws in interim periods. This ASU will be effective for us for fiscal year beginning January 1, 2022, and to interim periods within the fiscal year beginning on January 1, 2023, with early adoption permitted. We are currently evaluating the effect the adoption of this ASU will have on our condensed consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), and subsequently issued several supplemental/clarifying ASUs (collectively, “ASC 842”). Among other things, under this ASU, lessees will be required to recognize, at commencement date, a lease liability representing the lessee’s obligation to make lease payments arising from the lease and a right-of-use asset representing the lessee’s right to use or control the use of a specified asset for the lease term for leases greater than 12 months. Under the new guidance, lessor accounting is largely unchanged. This ASU will be effective for us for the fiscal year beginning on January 1, 2022, and to interim periods within the fiscal year beginning on January 1, 2023, using the modified retrospective approach. We are currently evaluating the effect the adoption of this ASU will have on our condensed consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and subsequently issued several supplemental/clarifying ASUs (collectively, “ASC 326”). This ASU requires entities to estimate a lifetime expected credit loss for most financial assets, including trade and other receivables, other long-term financings including available for sale and held-to-maturity debt securities, and loans. Subsequently, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which amended the scope of ASC 326 and clarified that receivables arising from operating leases are not within the scope of the standard and should continue to be accounted for in accordance with ASC 842. This ASU will be effective for us on January 1, 2022. We are currently evaluating the effect the adoption of this ASU will have on our condensed consolidated financial statements.

3.Business Combinations
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the underlying net assets acquired.
Trade Names
A trade name is a legally-protected trade or similar mark. Acquired trade names are valued using an income method approach, generally the relief-from-royalty valuation method. The method uses a royalty rate based on comparable marketplace royalty agreements for similar types of trade names and applies it to the after-tax discounted free cash flow attributed to the trade name. The discount rate used is based on an estimated weighted average cost of capital and the anticipated risk for intangible assets.
Technology and Intellectual Property
Technology and intellectual property (“IP”) is a design, work, or invention that is the result of creativity to which one has ownership rights that may be protected through a patent, copyright, trademark, or service mark. IP is valued using the relief-from-royalty valuation method. The method uses a royalty rate based on comparable marketplace royalty agreements for similar types of IP and applies it to the after-tax discounted free cash flow attributed to the IP. The discount rate used is based on an estimated weighted average cost of capital and the anticipated risk for intangible assets.
IP is amortized following the pattern in which the expected benefits will be consumed or otherwise used up over each component’s useful life, based on our plans and expectations for the IP going forward, which is generally the underlying IP’s legal expiration dates.
Customer Relationships
Customer relationships are intangible assets that consist of historical and factual information about customers and contacts collected from repeat transactions with customers, with or without any underlying contracts. The information is generally organized as customer lists or customer databases. We have the expectation of repeat patronage from these customers based on the customers’ historical purchase activity, which creates the intrinsic value over a finite period of time and translates into the expectation of future revenue, income, and cash flow.
Customer relationships are valued using projected operating income, adjusted for estimated future existing customer growth, less estimated future customer attrition, net of charges for net tangible assets, IP charge, trade name charge, and work force. The concluded value is the after-tax discounted free cash flow.
Measurement Period
We have included a measurement period table for each acquisition, identifying the line item or line items where an adjustment was deemed necessary and have quantified its impact. We expect to finalize the valuations and complete the purchase price allocations as soon as practicable, but no later than one year from each acquisition date. In addition, we have not finalized our evaluation of allocating goodwill to reporting units.
The Formation of UpHealth Holdings

UpHealth Holdings was formed on October 26, 2020, as a Delaware corporation, when the shareholders of UpHealth Services, Inc. contributed all of the shares of UpHealth Services to UpHealth Holdings in exchange for outstanding common stock of UpHealth Holdings, resulting in UpHealth Services being a wholly-owned subsidiary of UpHealth Holdings. There was an immaterial disclosure in the Quarterly Report on Form 10-Q for the six-months ended June 30, 2021 which mistakenly described the reorganization of

UpHealth Services as a merger rather than a contribution of shares. This was accounted for as a common control transaction with assets and liabilities carried over at book value.
Acquisition of Thrasys
On November 20, 2020, UpHealth Holdings completed the 100% acquisition of Thrasys, in exchange for a promissory note for future cash consideration, as defined in the merger agreements, and common stock interests in UpHealth Holdings totaling $167.4 million, net of cash and restricted cash acquired of $2.5 million. The acquisition brings additional software and support synergies to our consolidated digital healthcare offerings.
Under the terms of the merger agreement, shares of common stock held by two officers of Thrasys, with a value of $10.0 million, have been restricted for 12 months from the closing date of the merger, as security for a potential indemnification claim related to a Thrasys tax matter (see Note 12, Income Taxes, for further information).
The goodwill is attributable to the workforce of the acquired business and the significant synergies expected to arise after our acquisition of Thrasys. The goodwill is not deductible for tax purposes.
The following table sets forth the preliminary allocation of the purchase price to Thrasys’ identifiable tangible and intangible assets acquired and liabilities assumed, including measurement period adjustments. The allocation of value in this table is subject to reevaluation during the measurement period.

(In thousands)	As of September 30, 2021	Measurement Period Adjustments	As of November 20, 2020
Accounts receivable	$3,491	$—	$3,491
Prepaid expenses and other	3,001	—	3,001
Identifiable intangible assets	27,875	—	27,875
Property and equipment	101	—	101
Other assets	19	—	19
Goodwill	145,036	(3,052)	148,088
Total assets acquired	179,523	(3,052)	182,575
Accounts payable	1,779	—	1,779
Accrued expenses and other current liabilities	5,322	—	5,322
Debt	430	(531)	961
Deferred tax liabilities	6,378	—	6,378
Deferred revenue	700	—	700
Total liabilities assumed	14,609	(531)	15,140
Net assets acquired	$164,914	$(2,521)	$167,435

Thrasys applied for forgiveness of its $0.5 million PPP loan during 2020 and it was forgiven in full and the subsidiary legally released from repaying the loan by the SBA in June 2021. The forgiveness was recorded as a decrease in debt and goodwill during the three months ended June 30, 2021. In connection with the closing of the Business Combinations on June 9, 2021, the purchase consideration was adjusted in accordance with the merger agreement, resulting in a decrease in net assets acquired and goodwill of $2.5 million during the three months ended June 30, 2021.

The acquired intangible assets from Thrasys and their related estimated useful lives consisted of the following:

	Value	Useful Life
(In thousands)		(in years)
Definite-lived intangible assets—Trade names	$6,925	10
Definite-lived intangible assets—Technology and intellectual property	10,825	10
Definite-lived intangible assets—Customer relationships	10,125	10
Total fair value of identifiable intangible assets	$27,875
Acquisition of BHS
On November 20, 2020, UpHealth Holdings completed the 100% acquisition of BHS in exchange for a promissory note for future cash consideration, as defined in the merger agreements, and common stock interests in UpHealth Holdings totaling $15.8 million, net of cash acquired of $1.0 million. The acquisition brings additional medical synergies to our consolidated digital healthcare offerings.
The goodwill is attributable to the workforce of the acquired business and the significant synergies expected to arise after our acquisition of BHS. The goodwill is not deductible for tax purposes.
The following table sets forth the preliminary allocation of the purchase price to BHS’ identifiable tangible and intangible assets acquired and liabilities assumed, including measurement period adjustments. The allocation of value in this table is subject to reevaluation during the measurement period.

(In thousands)	As of September 30, 2021	Measurement Period Adjustments	As of November 20, 2020
Accounts receivable	$1,257	$—	$1,257
Inventories	100	—	100
Prepaid expenses and other	40	—	40
Identifiable intangible assets	225	—	225
Property and equipment	53	—	53
Other assets	4	—	4
Deferred tax assets	19	—	19
Goodwill	15,339	(767)	16,106
Total assets acquired	17,037	(767)	17,804
Accounts payable	374	—	374
Accrued expenses and other current liabilities	847	421	426
Debt	229	(1,005)	1,234
Total liabilities assumed	1,450	(584)	2,034
Net assets acquired	$15,587	$(183)	$15,770

In connection with the closing of the Business Combinations on June 9, 2021, the purchase consideration was adjusted in accordance with the merger agreements, resulting in a net decrease in net assets acquired and goodwill of $0.2 million during the three months ended June 30, 2021. Additionally, during the three months ended June 30, 2021, BHS recorded an accrual in the amount of $0.4 million for amounts owing to providers as of the acquisition date, with an offsetting increase in goodwill. BHS submitted a request for forgiveness of its $1.0 million PPP loans during 2021 and it was forgiven in full and BHS was legally released from repaying the loan by the SBA in August 2021. The forgiveness was recorded as a decrease in debt and goodwill during the three months ended September 30, 2021.

The acquired intangible assets from BHS and their related estimated useful lives consisted of the following:

	Value	Useful Life
(In thousands)		(in years)
Definite-lived intangible assets—Trade names	$225	3
Total fair value of identifiable intangible assets	$225
Acquisition of TTC
On January 25, 2021, UpHealth Holdings completed the 100% acquisition of TTC in exchange for a promissory note for future cash consideration, as defined in the merger agreements, and common stock interests in UpHealth Holdings totaling $45.9 million, net of cash acquired of $2.4 million. The acquisition brings additional medical synergies to our consolidated digital healthcare offerings.
The goodwill is attributable to the workforce of the acquired business and the significant synergies expected to arise after our acquisition of TTC. The goodwill is not deductible for tax purposes.
The following table sets forth the preliminary allocation of the purchase price to TTC’s identifiable tangible and intangible assets acquired and liabilities assumed, including measurement period adjustments. The allocation of value in this table is subject to reevaluation during the measurement period.

(In thousands)	As of September 30, 2021	Measurement Period Adjustments	As of January 25, 2021
Accounts receivable	$1,773	$—	$1,773
Prepaid expenses and other	187	—	187
Identifiable intangible assets	1,125	—	1,125
Property and equipment	531	—	531
Other assets	281	—	281
Goodwill	57,921	347	57,574
Total assets acquired	61,818	347	61,471
Accounts payable	625	—	625
Accrued expenses and other current liabilities	602	—	602
Due to related parties	4,200	2,807	1,393
Debt	11,217	(1,283)	12,500
Deferred tax liabilities	474	—	474
Total liabilities assumed	17,118	1,524	15,594
Net assets acquired	$44,700	$(1,177)	$45,877
TTC submitted a request for forgiveness of its PPP loans in 2020 and they were forgiven in full and TTC was legally released from repaying the loans in the amount of $0.9 million and $0.3 million in February and March 2021, respectively. The forgiveness was recorded as a decrease in debt and goodwill during the three months ended March 31, 2021. In connection with the closing of the Business Combinations on June 9, 2021, the purchase consideration was adjusted in accordance with the merger agreements, resulting in a net decrease in net assets acquired and goodwill of $1.2 million. Additionally, during the three months ended June 30, 2021, TTC recorded an accrual in the amount of $2.8 million for amounts owing to a related party as of the acquisition date, with an offsetting increase in goodwill.
The acquired intangible assets from TTC and their related estimated useful lives consisted of the following:

	Approximate Fair Value	Estimated Useful Life
(In thousands)		(in years)
Definite-life intangible assets – Trade names	$1,125	3
Total fair value of identifiable intangible assets	$1,125

Acquisition of Glocal
On November 20, 2020, UpHealth Holdings entered into a stock purchase agreement to acquire 43.46% of Glocal. On March 26, 2021, UpHealth Holdings completed a step acquisition of an additional 45.94% of Glocal, bringing our total ownership to 89.4%. The acquisition resulted in our ownership exceeding 50.0%, requiring consolidation of Glocal as of March 26, 2021. On May 14, 2021, June 21, 2021, and August 27 2021, UpHealth Holdings completed the acquisition of an additional 1.0%, 1.8%, and 2.61% of Glocal, respectively, bringing our total ownership to 94.81% as of September 30, 2021. Total purchase price consideration included a promissory note for future cash consideration, as defined in the merger agreements, and common stock interests in UpHealth Holdings totaling $131.5 million, net of cash acquired of $0.4 million. The acquisition brings additional medical synergies to our virtual care infrastructure offerings.
The goodwill is attributable to the workforce of the acquired business and the significant synergies expected to arise after our acquisition of Glocal. The goodwill is not deductible for tax purposes.
The following table sets forth the preliminary allocation of the purchase price to Glocal's identifiable tangible and intangible assets acquired and liabilities assumed, including measurement period adjustments. The allocation of value in this table is subject to reevaluation during the measurement period.

(In thousands)	As of September 30, 2021	Measurement Period Adjustments	As of March 26, 2021
Accounts receivable, net	$4,461	$(2,000)	$6,461
Inventories	326	—	326
Identifiable intangible assets	38,039	—	38,039
Property, equipment, and work in progress	40,726	—	40,726
Other current assets, including short term advances	1,980	—	1,980
Other noncurrent assets, including long term advances	509	—	509
Goodwill	109,872	18,001	91,871
Total assets acquired	195,913	16,001	179,912
Accounts payable	579	—	579
Accrued expenses and other current liabilities	8,271	—	8,271
Deferred tax liability	9,890	9,890	—
Debt	34,171	11,959	22,212
Noncontrolling interest	17,389	—	17,389
Total liabilities assumed and noncontrolling interest	70,300	21,849	48,451
Net assets acquired	$125,613	$(5,848)	$131,461

In connection with the closing of the Business Combinations on June 9, 2021, the purchase consideration was adjusted in accordance with the merger agreements, resulting in a net decrease in net assets acquired and goodwill of $5.8 million during the three months ended June 30, 2021. Additionally, during the three months ended June 30, 2021, Glocal recorded a deferred tax liability in the amount of $9.9 million relating to identifiable intangible assets acquired in connection with the acquisition, with an offsetting increase in goodwill. Additionally, during the three months ended September 30, 2021, Glocal recorded a reserve against its accounts receivable in the amount of $2.0 million and a liability related to redeemable preferred shares as of the acquisition date in the amount of $12.0 million with offsetting increases in goodwill.

The acquired intangible assets from Glocal and their related estimated useful lives consisted of the following:

	Approximate Fair Value	Estimated Useful Life
(In thousands)		(in years)
Definite-lived intangible assets—Technology and intellectual property	$38,039	8.5
Total fair value of identifiable intangible assets	$38,039
Acquisition of Innovations
On April 27, 2021, UpHealth Holdings completed the 100% acquisition of Innovations in exchange for a promissory note for future cash consideration, as defined in the merger agreement, and common stock interests in UpHealth Holdings totaling $169.8 million, net of cash acquired of $0.6 million. The acquisition adds the services segment to our operations.
The goodwill is attributable to the workforce of the acquired business and the significant synergies expected to arise after our acquisition of Innovations. The goodwill is not deductible for tax purposes.
The following table sets forth the preliminary allocation of the purchase price to Innovation’s identifiable tangible and intangible assets acquired and liabilities assumed. The allocation of value in this table is subject to reevaluation during the measurement period.

(In thousands)	As of September 30, 2021	Measurement Period Adjustments	As of April 27, 2021
Accounts receivable	$47	$—	$47
Inventories	2,693	—	2,693
Prepaid expenses and other	530	—	530
Identifiable intangible assets	28,325	—	28,325
Property and equipment	7,937	—	7,937
Other assets	22	—	22
Goodwill	144,264	534	143,730
Total assets acquired	183,818	534	183,284
Accounts payable	472	—	472
Accrued expenses and other current liabilities	780	—	780
Deferred revenue	302	—	302
Deferred tax liability	7,837	—	7,837
Debt	4,069	—	4,069
Noncontrolling interests	534	534	—
Total liabilities assumed and noncontrolling interest	13,994	534	13,460
Net assets acquired	$169,824	$—	$169,824
During the three months ended September 30, 2021, Innovations recorded noncontrolling interests as of the acquisition date in the amount of $0.5 million, with an offsetting increase in goodwill.
The acquired intangible assets from Innovations and their related estimated useful lives consisted of the following:

	Approximate Fair Value	Estimated Useful Life
(In thousands)		(in years)
Definite-lived intangible assets—Trade names	$10,925	10
Definite-lived intangible assets—Technology and intellectual property	8,075	5 - 7
Definite-lived intangible assets—Customer relationships	9,325	17
Total fair value of identifiable intangible assets	$28,325
Acquisition of Cloudbreak
On June 9, 2021, UpHealth (fka GigCapital2) completed the Cloudbreak Business Combination in an exchange of cash, notes, and common stock interests in UpHealth totaling $142.0 million, net of cash acquired of $0.9 million. The acquisition brings additional software and support synergies to our virtual care infrastructure offerings.
The goodwill is attributable to the workforce of the acquired business and the significant synergies expected to arise after our acquisition of Cloudbreak. The goodwill is not deductible for tax purposes.
The following table sets forth the preliminary allocation of the purchase price to Cloudbreak's identifiable tangible and intangible assets acquired and liabilities assumed. The allocation of value in this table is subject to reevaluation during the measurement period.

(In thousands)	As of September 30, 2021	Measurement Period Adjustments	As of June 9, 2021
Accounts receivable	$4,810	$—	$4,810
Prepaid expenses and other	921	—	921
Identifiable intangible assets	32,475	—	32,475
Property and equipment	6,882	—	6,882
Other assets	1,042	—	1,042
Goodwill	111,363	395	110,968
Total assets acquired	157,493	395	157,098
Accounts payable	2,518	—	2,518
Accrued expenses and other current liabilities	987	82	905
Deferred revenue	15	—	15
Deferred tax liability	7,906	—	7,906
Other long-term liabilities	300	300	—
Debt	3,752	—	3,752
Total liabilities assumed	15,478	382	15,096
Net assets acquired	$142,015	$13	$142,002
During the three months ended September 30, 2021, the purchase consideration was adjusted in accordance with the merger agreements, resulting in a net increase in net assets acquired and goodwill of $13 thousand. In addition, during the three months ended September 30, 2021, Cloudbreak recorded a deferred rent liability related to its operating leases as of the acquisition date in the amount of $0.4 million, with an offsetting increase in goodwill.
The acquired intangible assets from Cloudbreak and their related estimated useful lives consisted of the following:

	Approximate Fair Value	Estimated Useful Life
(In thousands)		(in years)
Definite-lived intangible assets—Trade names	$12,975	15
Definite-lived intangible assets—Technology and intellectual property	5,825	5
Definite-lived intangible assets—Customer relationships	13,675	10
Total fair value of identifiable intangible assets	$32,475
Acquisition of UpHealth Holdings
On June 9, 2021, GigCapital2 completed the UpHealth Business Combination as disclosed above, in an exchange of cash, notes, and common stock interests in UpHealth for all the shares of UpHealth Holdings' capital stock issued and outstanding immediately prior to the effective date of the acquisition. The acquisition was accounted for as a reverse recapitalization, which is the equivalent of UpHealth Holdings issuing stock for the net assets of GigCapital2, accompanied by a recapitalization, with UpHealth Holdings treated as the accounting acquiror. The determination of UpHealth Holdings as the accounting acquiror was primarily based on the fact that subsequent to the acquisition, UpHealth Holdings owns a majority of the voting power of the combined company, UpHealth Holdings comprises 75% of the ongoing operations of the combined entity, UpHealth Holdings controls a majority of the governing body of the combined company, and UpHealth Holdings' senior management comprises most of the senior management of the combined company. The net assets of GigCapital2 were stated at historical cost with no goodwill or other intangible assets recorded. Reported results from operations included herein prior to the acquisition are those of UpHealth Holdings. The shares and corresponding capital amounts and loss per share related to UpHealth Holdings' outstanding common stock prior to the acquisition have been retroactively restated to reflect the exchange ratio (1.0 UpHealth Holdings share to 10.28 GigCapital2 shares) established in the business combination agreement.
Acquisition-Related Costs
For the three and nine months ended September 30, 2021, we have incurred $1.2 million and $36.6 million, respectively, of acquisition-related charges for the acquisitions of UpHealth Holdings and its subsidiaries (Thrasys, BHS, TTC, Glocal, and Innovations), and Cloudbreak, which are included in acquisition-related expenses in the condensed consolidated statements of operations.

Combined Pro Forma Results for the Three and Nine Months Ended September 30, 2021 and 2020
The results of operations of UpHealth Holdings and its subsidiaries (BHS, Thrasys, TTC, Glocal, and Innovations), and Cloudbreak have been included in the financial statements subsequent to their acquisition dates. The following unaudited pro forma consolidated financial information reflects the results of operations as if the acquisition of UpHealth Holdings (including all subsidiaries) and Cloudbreak had occurred on January 1, 2020, after giving effect to certain purchase accounting adjustments. These purchase accounting adjustments mainly include incremental depreciation expense related to the fair value adjustment of property and equipment, amortization expense related to identifiable intangible assets, and tax expense related to the combined tax provisions. This information does not purport to be indicative of the actual results that would have occurred if the acquisition had actually been completed on the date indicated, nor is it necessarily indicative of the future operating results or the financial position of the combined company:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2021	2020	2021	2020
Pro Forma
Revenues	$49,070	$26,582	$118,848	$86,050
Net income (loss)	$32,592	$(3,215)	$(7,459)	$(12,269)
Basic earnings per share	$0.28	$(0.06)	$(0.08)	$(0.25)
Diluted earnings per share	$0.28	$(0.06)	$(0.08)	$(0.25)

4.Property and Equipment
Property and equipment consisted of the following:

(In thousands)	September 30, 2021	December 31, 2020
Land	$16,303	$—
Buildings	21,607	—
Leasehold improvements	3,363	—
Medical and surgical equipment	2,751	—
Electrical and other equipment	495	73
Computer equipment, furniture and fixtures	8,843	33
Vehicles	185	48
Internal use software	941	—
Construction in progress	4,117	—
	58,605	154
Accumulated depreciation and amortization	(2,820)	(3)
Total property and equipment, net	$55,785	$151
Depreciation expense was $1.8 million and zero for the three months ended September 30, 2021 and 2020, respectively, and $2.8 million and zero for the nine months ended September 30, 2021 and 2020, respectively.

5. Goodwill and Intangible Assets
The changes in the carrying amount of goodwill consisted of the following:

(In thousands)	Goodwill
Balance at December 31, 2020	$164,194
Measurement period adjustment—Thrasys	(3,052)
Measurement period adjustment—BHS	(767)
Business acquisition of TTC	57,574
Measurement period adjustment—TTC	347
Business acquisition of Glocal	91,871
Measurement period adjustment—Glocal	18,001
Business acquisition of Innovations	143,730
Measurement period adjustment—Innovations	534
Business acquisition of Cloudbreak	110,968
Measurement period adjustment—Cloudbreak	395
Foreign exchange	(1,981)
Balance at September 30, 2021	$581,814
The changes in carrying amounts of intangible assets consisted of the following:

(In thousands)	Trade Names	Technology and Intellectual Property	Customer Relationships	Total
December 31, 2020	$7,065	$10,705	$10,012	$27,782
Additions	25,025	51,939	23,000	99,964
Amortization	(1,567)	(4,033)	(1,416)	(7,016)
Foreign exchange	—	(775)	—	(775)
September 30, 2021	$30,523	$57,836	$31,596	$119,955
The estimated useful lives of trade names are 3-15 years, the estimated useful life of technology and intellectual property is 5-10 years, and the estimated useful life of customer relationships is 10-17 years.
Amortization expense was $3.5 million and none for the three months ended September 30, 2021 and 2020, respectively. Amortization expense was $7.0 million and none for the nine months ended September 30, 2021 and 2020, respectively .
The estimated amortization expense related to definite-lived intangible assets for the five succeeding years is as follows:

(In thousands)	Trade Name Amortization	Technology and Intellectual Property Amortization	Customer Relationships Amortization	Total
Remaining 2021	$775	$2,016	$732	$3,523
2022	3,100	8,064	2,929	14,093
2023	3,092	8,064	2,929	14,085
2024	2,674	8,064	2,929	13,667
2025	2,650	8,064	2,929	13,643
Thereafter	18,232	23,564	19,148	60,944
	$30,523	$57,836	$31,596	$119,955

6.Investment in Unconsolidated Entities
On November 20, 2020, we entered into a stock purchase agreement to acquire 43.46% of Glocal in exchange for a promissory note for future cash consideration, as defined in the stock purchase agreement, and common stock interests in UpHealth, for a purchase price of $57.4 million. Since we did not have a controlling financial interest, this investment was presented as an equity method investment in our condensed consolidated balance sheets for the year ended December 31, 2020. For the period from November 20, 2020 through December 31, 2020, our share of the net income (loss) of Glocal included amortization expense of

$0.5 million related to intangible assets being amortized into income over the estimated remaining lives of the assets. For the period from January 1, 2021 through March 25, 2021, our share of the net income (loss) of Glocal included amortization expense of $1.1 million.
We acquired a controlling financial interest in Glocal on March 26, 2021, increasing our ownership to 89.40%, and recognized a fair value gain on the step-acquisition of $0.6 million, prior to consolidation.
On May 14, 2021, June 21, 2021 and August 27, 2021, UpHealth Holdings completed the acquisition of an additional 1.0%, 1.8%, and 2.61% of Glocal, respectively, bringing our total ownership to 94.81% as of September 30, 2021.
See Note 3, Business Combinations, for further information.

7.Accrued Expenses
Accrued expenses consisted of the following:

(In thousands)	September 30, 2021	December 31, 2020
Accrued professional fees	$9,769	$4,246
Accrued products and licenses	11,892	691
Accrued interest on debt	5,725	142
Accrued payroll and bonuses	2,446	1,545
Accrued taxes in connection with shareholder distribution	2,011	1,493
Other accruals	2,875	365
Total accrued expenses	$34,718	$8,482

8.Debt
Debt consisted of the following:

(In thousands)	September 30, 2021	December 31, 2020
Convertible notes	$160,000	$—
Other debt facilities (various maturities and interest rates)	29,128	—
Paycheck Protection Program loans	—	1,545
Provider Relief Funds	745	230
Seller notes	18,680	21,100
Total debt	208,553	22,875
Less: unamortized original issue and debt discount	(65,625)	—
Total debt, net of unamortized original issue and debt discount	142,928	22,875
Less: current portion of debt	(43,849)	(22,531)
Noncurrent portion of debt	$99,079	$344

Unsecured Convertible Notes and Indenture
On January 20, 2021, GigCapital2 entered into convertible note subscription agreements, each dated January 20, 2021 and amended on June 8, 2021, with certain institutional investors, pursuant to which GigCapital2 agreed to issue and sell unsecured convertible notes in a private placement to close immediately prior to the closing of the Business Combinations.
On June 15, 2021, in connection with the closing of the Business Combinations, we entered into an indenture (the “Indenture”) with Wilmington Trust, National Association, a national banking association, (the “Indenture Trustee”) in its capacity as trustee thereunder, in respect of the $160.0 million of unsecured convertible notes due in 2026 (the “2026 Notes”) that were issued to certain institutional investors. The 2026 Notes bear interest at a rate of 6.25% per annum, payable semi-annually, and are convertible into approximately 15,023,475 shares of common stock at a conversion price of $10.65 in accordance with the terms of the Indenture, and will mature on June 15, 2026. The total proceeds received from the 2026 Notes were $151.9 million, net of debt issuance costs of $8.1 million. In accounting for the 2026 Notes, we bifurcated and accounted for the conversion option as a derivative measured at fair value on the issuance date in accordance with ASC 815, Derivatives and Hedging. The difference between the proceeds allocated to the 2026 Notes at issuance and the fair value of the conversion option was allocated to the host debt contract. At September 30, 2021, the fair value of the derivative was $11.9 million, of which $1.6 million was included in derivative liability, current, and $10.3 million was included in derivative liability, noncurrent, in the condensed consolidated balance sheets. Total interest expense for the three months ended September 30, 2021 was $6.0 million, of which $2.5 million related to contractual interest expense, $3.1 million related to derivative accretion, and $0.4 million related to debt issuance costs amortization. Total interest expense for the nine months ended September 30, 2021 was $7.4 million, of which $3.1 million related to contractual interest expense, $3.8 million related to derivative accretion, and $0.5 million related to debt issuance costs amortization. Total other income for the three and nine months ended September 30, 2021 included a $49.9 million gain on the fair value of the derivative liability.
We may, at our election, force conversion of the 2026 Notes after the first anniversary of the issuance of the 2026 Notes, subject to a holder’s prior right to convert, if the last reported sale price of our common stock exceeds 130% of the conversion price for at least 20 trading days during the period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter, and the 30-day average daily trading volume of our common stock ending on, and including, the last trading day of the applicable exercise period is greater than or equal to $2.0 million. Following certain corporate events that occur prior to the maturity date or if we force a mandatory conversion, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or has its notes mandatorily converted, as the case may be. In addition, in the event that a holder of the 2026 Notes elects to convert its 2026 Notes prior to the second anniversary of the issuance of the 2026 Notes, we will be obligated to pay an amount equal to twelve months of interest, or if on or after such second anniversary of the issuance of the 2026 Notes, any remaining amounts that would be owed to, but excluding, the third anniversary of the issuance of the 2026 Notes (the “Interest Make-Whole Payment”). The Interest Make-Whole Payment will be payable in cash or shares of our common stock as set forth in the Indenture.
In addition, we agreed to conduct one or more primary offerings of our equity securities in the aggregate amount of $35.0 million (the “Equity Offering”) and that such equity securities shall be subordinate in right of payment to the 2026 Notes. In the event that such Equity Offering is not consummated by October 9, 2022, the interest rate on the 2026 Notes will increase by an additional 1.0% per annum on the principal amount of the 2026 Notes on and after October 9, 2022 until maturity (unless further increased pursuant to this section), and if the Equity Offering is not consummated by (a) April 9, 2023, (b) October 9, 2023 or (c) April 9, 2024, the interest rate on the 2026 Notes will increase by an additional 1.0% per annum on the principal amount of the 2026 Notes on and after each such date until maturity. For the avoidance of doubt, the interest rate on the 2026 Notes will not exceed 10.25% per annum, and if the Equity Offering is consummated by us prior to any of the above referenced dates, there will be no increase in the interest rate on the 2026 Notes beyond the rate in effect at such time of consummation of the Equity Offering.
During October 2021, we completed an offering of our common stock, from which we received $46.3 million, before underwriting discounts and commissions and estimated offering expenses of $3.3 million. See Note 18, Subsequent Events, for further information.

Revolving Line of Credit and Term Loan
One of our subsidiaries had a loan and security agreement (the “Loan Agreement”) with a bank that allowed for maximum borrowings of $1.8 million on a revolving line of credit and a $10.8 million term loan. On June 9, 2021, in connection with the GigCapital2 merger, we paid off the revolving line of credit and term loan balance of $1.8 million and $9.1 million, respectively, and terminated the Loan Agreement. There were no unamortized debt issuance costs and thus no gain or loss was recognized on extinguishment.
Other Debt Facilities
Glocal’s debt facilities include INR-denominated term loans with an aggregate carrying value of $25.1 million (or INR 1.9 billion) as of September 30, 2021. These term loans are primarily utilized for financing the construction of hospitals, administrative offices, equipment, and working capital, and are required to be repaid in monthly and quarterly installments with maturity dates extending to March 31, 2025. The loans are secured by mortgages on real property and personal guarantee of two Glocal Directors. The loans bear interest rates between 11.15% up to 16.25% per annum. During the three months ended September 30, 2021, Glocal repaid $6.0 million of the aggregate carrying value of the term loans. At September 30, 2021 accrued interest on Glocal's debt facilities was $5.4 million and is included in accrued expenses in the condensed consolidated balance sheets. For the three and nine months ended September 30, 2021, interest expense was $1.1 million and $1.8 million, respectively.
Prior to our acquisition of Glocal, it had been negotiating with its banks to restructure the payment terms of some of the debt facilities above; however, due to the impact of the COVID-19 pandemic, there has been a delay in approvals from the banks. The term loans are classified in long-term debt, current, in the condensed consolidated balance sheets due to their default status while negotiations continue. We believe that no penal interest will be charged by the banks and hence no additional provision has been recognized in the condensed consolidate statement of operations, other than the accrued interest discussed above. We expect to be able to restructure Glocal's debt by the end of 2021.
In March 2018, a VIE of one of our subsidiaries entered into a fifteen-year, 5.12% real estate loan secured by a deed on the real estate. The loan proceeds of $3.4 million were used to purchase the building used for our subsidiary’s headquarters. Monthly principal and interest payments are $20 thousand, plus an estimated lump sum payment of approximately $1.9 million due at maturity on March 23, 2033. At September 30, 2021 the outstanding balance of the loan was $3.2 million.

In March 2020, the VIE discussed above, also entered into a ten year, 3.09% real estate loan secured by a second trust deed on the real estate. The loan proceeds of $0.9 million were used for the purpose of financing the additions to the building during 2019. Monthly payments of principal and interest are $5 thousand, plus an estimated lump sum payment of approximately $0.5 million at maturity on March 11, 2030. At September 30, 2021, the outstanding balance of the loan was $0.9 million.
At September 30, 2021, for both of the real estate loans discussed above, accrued interest was $6 thousand and for the three and nine months ended September 30, 2021, interest expense was $49 thousand and $83 thousand, respectively.
Convertible Notes
On March 23, 2021, we issued a $4.1 million principal amount, 15.0% convertible note (the “2021 Note”) of which $0.5 million was to be converted and repaid in UpHealth common stock and the remainder in cash. The 2021 Note bears interest at a fixed rate of 15.0% per year, to begin accruing on June 15, 2021 if not repaid previous to this date. Total proceeds received from the 2021 Note were $3.0 million, net of original issue discount of $1.0 million. Additional debt issuance costs of $0.1 million for a placement fee were accrued, and paid at the closing. The principal and accrued interest of the 2021 Note was due and payable by us to the holder on the earlier of (1) the date that is one business day after the closing of the Business Combinations and we begin public trading, (2) the maturity date, which is nine months from the issuance of the 2021 Note, or (3) November 23, 2021, pursuant to its payment provisions. On June 9, 2021, in connection with the closing of the Business Combinations, we paid the holder of the 2021 Note the sum of $3.6 million and the remaining $0.5 million balance due to the holder was converted and exchanged into 50,000 shares of UpHealth common stock. Original issue discount and debt issuance costs of $0.5 million were written-off and a $31 thousand gain on extinguishment of debt was recognized and included in other income, net, including interest income, in the condensed consolidated statements of operations.
On January 6, 2021, we issued a $1.5 million principal amount, 5.0% convertible note due January 6, 2026 (the “2026 5% Note”). The 2026 5% Note is unsecured and bears interest at a fixed rate of 5.0% per year and, unless earlier converted, the principal and accrued interest of the 2026 5% Note will be due and payable by us at any time on or after the maturity date at our election or upon demand by the holder. On June 9, 2021, in connection with the closing of the Business Combinations, the 2026 5% Note was converted into 150,367 shares of UpHealth common stock, representing the total outstanding principal balance and unpaid accrued interest of $1.5 million and $30 thousand, respectively. A $0.1 million gain on extinguishment was recognized and included in other income, net, including interest income, in the condensed consolidated statements of operations.

Paycheck Protection Program Loans
In April 2020, three of our subsidiaries obtained a U.S. government subsidy of $0.5 million, $1.0 million, and $1.9 million (representing five loan agreements), respectively, under the Paycheck Protection Program (“PPP’). The PPP is a U.S. government temporary program created with the intent to provide a subsidy to assist businesses in keeping employees employed during the pandemic. The PPP loan may not need to be repaid if certain requirements are met. Under the Coronavirus Aid, Relief and Economic Security (“CARES Act”), as modified, any amounts not forgiven will be required to be repaid over a term having a minimum of five years and a maximum maturity of 10 years from the date on which the borrower applies for forgiveness. The loans carry a 1.0% interest rate.
One of our subsidiaries applied for forgiveness of its $0.5 million PPP loan during 2020 and it was forgiven in full and the subsidiary legally released from repaying the loan by the SBA in June 2021. The forgiveness was recognized as a measurement period adjustment to goodwill during the three months ended June 30, 2021 (see Note 5, Goodwill and Intangible Assets, for further information).
One of our subsidiaries submitted a request for forgiveness of its $1.0 million PPP loans during 2021 and it was forgiven in full and the subsidiary legally released from repaying the loan by the SBA in August 2021. The forgiveness was recognized as a measurement period adjustment to goodwill during the three months ended September 30, 2021 (see Note 5, Goodwill and Intangible Assets, for further information).
One of our subsidiaries applied for forgiveness of its $1.9 million PPP loans during 2020, of which three of the loans, totaling $0.7 million, were forgiven in full by the SBA and the subsidiary was legally released from repaying the loans. In February 2021 and March 2021, the remainder of the PPP loans totaling $0.9 million and $0.3 million, respectively, were forgiven by the SBA and the subsidiary was legally released from repaying the loans. We recorded this as a measurement period adjustment to goodwill during the three months ended March 31, 2021 (see Note 5, Goodwill and Intangible Assets, for further information).
Provider Relief Funds
Provider Relief Funds (“PRF”) were made available by the U.S. Department of Health and Human Services (“HHS”) as part of a $100 billion appropriation as part of the CARES Act’s Provider Relief Fund. In April and July 2020, one of our subsidiaries received PRF proceeds aggregating $0.2 million, and in January 2021, another subsidiary received PRF proceeds aggregating $0.5 million. The PRF amounts received will not require repayment as long as the subsidiaries comply with certain terms and conditions outlined by HHS. The terms and conditions first require the subsidiaries to identify health care-related expenses attributed to COVID-19 that another source has not reimbursed or is obligated to reimburse. If those expenses do not exceed the funding received, the subsidiaries then apply the funds to patient care lost revenue. On January 15, 2021 HHS released a Post-Payment Notice of Reporting Requirements Notice that provides healthcare providers three options to calculate patient care lost revenue.
As of September 30, 2021, the subsidiaries have recognized no patient care lost revenue in the condensed consolidated statements of operations. The subsidiaries have $0.2 million and $0.5 million, respectively, recorded within current portion of long-term debt in the condensed consolidated balance sheets as both subsidiaries have asserted they have not yet met all of the terms and conditions and restrictions for the CARES Act relative to these funds as of September 30, 2021. Both subsidiaries had until June 30, 2021 to use amounts remaining for expenses attributable to COVID-19 (but not reimbursed by other sources) and/or lost patient care revenue. HHS is entitled to recover PRF amounts received by both subsidiaries that are unused as for the purposes disclosed above.
Related Party Debt
One of our subsidiaries has notes payable to related parties totaling $0.7 million and $0.4 million at September 30, 2021 and December 31, 2020, respectively. The notes bear interest at rates of 3.50% per annum. Notes totaling $0.6 million are payable in eight quarterly installments starting from October 1, 2022, or upon a liquidity event, as defined in the note agreement, and a note totaling $39 thousand was payable on September 30, 2021. The accrued interest payable was $29 thousand and $9 thousand at September 30, 2021 and December 31, 2020, respectively, and is included in accrued expenses in the condensed consolidated balance sheets.
Seller Notes
As part of the purchase price consideration for several of UpHealth Holdings' merger entities, we entered into seller notes payable to their former shareholders, which accrue interest at specific rates, per the respective merger agreements. On June 9, 2021, in connection with the closing of the Business Combination, we paid $88.1 million of the seller notes. In August 2021, we paid an additional $11.1 million of the seller notes and deferred the maturity date to September 2022 for $18.7 million of the seller notes. At September 30, 2021 and December 31, 2020, seller notes totaled $18.7 million and $21.1 million, respectively.
The accrued interest payable was $0.3 million and $0.1 million at September 30, 2021 and December 31, 2020, respectively, and is included in accrued expenses in the condensed consolidated balance sheets. Interest expense was $0.3 million and $1.1 million for the three and nine months ended September 30, 2021, respectively.
Senior Debt Facility Fees
In March 2020, we agreed to pay a financial consulting firm, an affiliate of a related party, compensation related to finding and executing a senior financing facility, to be funded at the completion of the Business Combinations (see Note 1, Organization and Business, for further information). On June 9, 2021, in connection with the Business Combinations we paid the financial consulting firm total cash consideration of $0.5 million, for consummation of the senior financing.
Membership Redemptions and Due to Member
In November 2020, one of our subsidiaries entered into a redemption agreement with a member for $0.1 million. Consideration for the redemption agreement is in the form of a note payable that is non-interest bearing, nonsecured, and payable upon demand. The note was repaid in full during the three months ended March 31, 2021.
Contractual Maturities
At September 30, 2021, long-term debt contractual maturities, excluding unamortized original issue discount, were as follows:

(In thousands)
Remaining 2021	$25,079
2022	18,798
2023	124
2024	129
2025	135
Thereafter	164,288
Total	$208,553

9.Fair Value of Financial Instruments
We estimate the fair value of our financial instruments using available market information and valuation methodologies we believe to be appropriate. As of September 30, 2021 and December 31, 2020, the fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued expenses approximate their carrying values due to the short-term nature of these instruments. Additionally, the fair values of short-term and long-term debt instruments approximate their carrying values.
Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. Fair value measurements are categorized into one of three levels of the fair value hierarchy based on the lowest level of significant input used. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Considerable judgment and a high degree of subjectivity are involved in developing these estimates. These estimates may differ from the actual amounts that we could realize upon settlement.
The fair value hierarchy is as follows:
Level 1 - Quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2 - Other observable inputs, either directly or indirectly, other than quoted prices included in Level 1, including:

•Quoted prices for similar assets/liabilities in active markets;
•Quoted prices for identical or similar assets/liabilities in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);
•Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatilities, default rates); and
•Inputs that are derived principally from or corroborated by other observable market data.
Level 3 - Unobservable inputs that cannot be corroborated by observable market data.
The following tables present information about our financial assets and liabilities measured at fair value on are recurring basis:

	September 30, 2021
(In thousands)	Level 1	Level 2	Level 3	Total
Liabilities:
Derivative liability	$—	$—	$11,938	$11,938
Warrant liability	$—	$399	$—	$399
	$—	$399	$11,938	$12,337
Derivative Liability
In accounting for the 2026 Notes (see Note 8, Debt, for further information), we bifurcated and accounted for the conversion option as a derivative measured at fair value on the issuance date in accordance with ASC 815, Derivatives and Hedging. At September 30, 2021, the fair value of the derivative was $11.9 million, of which $1.6 million was included in derivative liability, current, and $10.3 million was included in derivative liability, noncurrent in the condensed consolidated balance sheets. Total other income for the three and nine months ended September 30, 2021 included a $49.9 million gain on the fair value of the derivative liability.
The fair value of the derivative liability is considered a Level 3 valuation and is determined using a Binomial Lattice Option Pricing Model. The significant assumptions used in the model were:

September 30, 2021
Stock price	$3.16
Volatility	73.0%
Risk free rate	0.91%
Exercise price	$10.65
Expected life (in years)	4.69
Conversion periods	2-5 years
Future share price	$0.01-$53.49

Private Placement Warrants and PIPE Warrants
We have classified the Private Placement Warrants and PIPE Warrants (see Note 10, Capital Structure) as liabilities at fair value, due to their redemption characteristics, with subsequent changes in their fair values to be recognized in the consolidated financial statements at each reporting date. At September 30, 2021, the fair value of the Private Placement Warrants and the PIPE Warrants was determined to be $0.46 per warrant, totaling $0.3 million and $0.1 million respectively, and are included in warrant liabilities in the condensed consolidated balance sheets. During the three and nine months ended September 30, 2021, we recorded a $0.3 million gain and a $0.1 million gain, respectively, due to the fair value changes in the Private Placement Warrants, and during the three and nine months ended September 30, 2021, we recorded a $0.1 million gain and a $1.3 million gain, respectively, due to the fair value changes in the PIPE Warrants, and is included in gain in fair value of warrant liabilities in the condensed consolidated statement of operations.
The fair value of the Private Placement Warrants and PIPE Warrants is considered a Level 1 valuation as we have derived their value by using quoted market prices. The transfer of the Private Placement Warrants and PIPE Warrants to anyone other than the purchasers or their permitted transferees, would result in these Private Placement Warrants and PIPE Warrants having substantially the same terms as the Public Warrants, which are traded in active markets.
There were no transfers between fair value levels during the three and nine months ended September 30, 2021.

10.Capital Structure
The consolidated statements of stockholders’ equity has been retroactively adjusted for all periods presented to reflect the Business Combinations and reverse recapitalization exchange ratio (1.0 UpHealth Holdings shares converted to 10.28 GigCapital2 shares) as discussed in Note 3, Business Combinations.
Preferred Stock
Our Second Amended and Restated Certificate of Incorporation authorizes the issuance of 1,000,000 shares of preferred stock, par value $0.0001 with such designation, rights and preferences as may be determined from time to time by our board of directors. At September 30, 2021, there were no shares of preferred stock outstanding.
Common Stock
Our Second Amended and Restated Certificate of Incorporation, authorizes the issuance of 300,000,000 shares of common stock, par value of $0.0001. As of September 30, 2021, there were 117,800,353 shares of common stock issued and outstanding.
As discussed in Note 3, Business Combinations, we have retroactively adjusted the shares issued and outstanding prior to June 9, 2021 to give effect to the exchange ratio established in the business combinations agreement to determine the number of shares of common stock into which they were converted.
Common Stock Reserved for Future Issuance
Shares of common stock reserved for future issuance as of September 30, 2021 were as follows:

(In thousands)	Number of Shares
Restricted stock units outstanding	5,199
Stock options outstanding	1,516
Shares issuable upon conversion of 2026 Notes	15,023
Shares issuable upon conversion of Public Warrants	17,250
Shares issuable upon conversion of Private Warrants	568
Shares issuable upon conversion of PIPE Warrants	300
Shares available for future grant under 2021 EIP	11,193
51,049

Public Warrants
Warrants (the "Public Warrants") issued in connection with GigCapital2's initial public offering are exercisable for $11.50 per share, and the exercise price and number of Public Warrant shares issuable on exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger, or consolidation of GigCapital2 (now UpHealth, Inc.).

Each Public Warrant will become exercisable on the later of 30 days after the completion of the Business Combinations or 12 months from the closing of GigCapital2's initial public offering and will expire five years after the completion of the Business Combinations or earlier upon redemption or liquidation. If UpHealth is unable to deliver registered shares of common stock to the holder upon exercise of the Public Warrants during the exercise period, there will be no net cash settlement of these Public Warrants and the Public Warrants will expire worthless, unless they may be exercised on a cashless basis in the circumstances described in the Public Warrant agreement. Once the Public Warrants become exercisable, UpHealth may redeem the outstanding Public Warrants in whole and not in part at a price of $0.01 per Public Warrant upon a minimum of 30 days’ prior written notice of redemption, only in the event that the last sale price of UpHealth’s shares of common stock equals or exceeds $18.00 per share for any 20 trading days within the 30-trading day period ending on the third trading day before UpHealth sends the notice of redemption to the Public Warrant holders.
Under the terms of the Public Warrant agreement, UpHealth has agreed to use its best efforts to file a new registration statement under the Securities Act, following the completion of the initial business combination, for the registration of the shares of common stock issuable upon exercise of the Public Warrants included in private placement units.
As of September 30, 2021, there were 18,117,494 warrants outstanding, including 17,250,000 Public Warrants, 567,500 Private Placement Warrants, and 299,994 PIPE Warrants (see Private Placement and Pipe Subscription Agreements below).

Founder Shares
During the period from March 6, 2019 (date of GigiCapital2's inception) to March 12, 2019, GigCapital2's sponsor and Northland Gig2 Investment LLC purchased 2,500,000 shares of GigCapital2 common stock (the “Founder Shares”) for an aggregate purchase price of $25,000, or $0.01 per share. In April 2019, GigCapital2 effected a stock dividend of 0.493 shares of common stock for each outstanding share of common stock, resulting in the sponsor and Northland Gig2 Investment LLC holding an aggregate of 3,732,500 shares of its common stock. Subsequently, the sponsor and Northland Gig2 Investment LLC sold 68,041 shares and 31,959 shares, respectively, to EarlyBirdCapital, Inc. and the EarlyBird Group, collectively, for an aggregate purchase price of $670, or $0.0067 per share. In June 2019, GigCapital2 effected a stock dividend of 0.1541 shares of common stock for each outstanding share of common stock, resulting in the sponsor, Northland Gig2 Investment LLC, EarlyBirdCapital, Inc., and the EarlyBird Group holding an aggregate of 4,307,500 shares of its common stock as of September 30, 2021. The Founder Shares are identical to the common stock included in the Units sold in GigCapital2's initial public offering except that the Founder Shares are subject to certain transfer restrictions, as described in more detail below.

Private Placement
The GigCapital2 (now UpHealth, Inc.) founders purchased in a private placement sale (the "Private Placement"), that occurred simultaneously with the completion of the closing of the GigCapital2 initial public offering, an aggregate of 492,500 units (the "Private Placement Units") at a price of $10.00 per unit. The founders also purchased from GigCapital2 an aggregate of 75,000 private placement units at a price of $10.00 per unit in a private placement that occurred simultaneously with the completion of the second closing of the GigCapital2 initial public offering with the exercise of the over-allotment option, for a total of 567,500 Private Placement Units. Among the Private Placement Units, 481,250 units were purchased by GigCapital2's sponsor, 29,900 units were purchased by EarlyBirdCapital, Inc., a GigCapital2 underwriter, and 56,350 units were purchased by Northland Gig2 Investment LLC, a GigCapital2 underwriter. Each Private Placement Unit consists of one share of GigCapital2’s common stock, $0.0001 par value, one warrant, and one right to receive one-twentieth (1/20) of a share of common stock upon the consummation of GigCapital2's initial business combination. Warrants (the "Private Placement Warrants") will be exercisable for $11.50 per share, and the exercise price of the Private Placement Warrants may be adjusted in certain circumstances as described in terms of the Private Placement Warrants agreement.
Northland Gig2 Investment LLC, purchased 100,000 private underwriter shares (the "Private Underwriter Shares"), at a purchase price of $10.00 per share in a private placement that occurred simultaneously with the completion of the initial closing of the GigCapital2 initial public offering. Northland Gig2 Investment LLC also purchased from GigCapital2 an aggregate of 20,000 Private Underwriter Shares at a price of $10.00 per share in a private placement that occurred simultaneously with the completion of the second closing of the GigCapital2 initial public offering with the exercise of the over-allotment option. The Private Underwriter Shares are identical to the shares of common stock included in the Private Placement Units.
GigCapital2’s founders and underwriters have agreed not to transfer, assign, or sell any of their Founder Shares, Private Placement Units, shares, or other securities underlying such Private Placement Units, or Private Underwriter Shares until the earlier of (i) twelve months after the completion of GigCapital2's initial business combination, or earlier if, subsequent to the GigCapital2’s initial business combination, the last sale price of the GigCapital2’s common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 90 days after GigCapital2’s initial business combination, or (ii) the date on which GigCapital2 completes a liquidation, merger, stock exchange, or other similar transaction after GigCapital2's initial business combination that results in all of GigCapital2’s stockholders having the right to exchange their shares of common stock for cash, securities, or other property.

Unlike the Public Warrants included in the units sold in GigCapital2's initial public offering, if held by the original holder or its permitted transferees, the Private Placement Warrants included in the Private Placement Units are not redeemable by GigCapital2 and subject to certain limited exceptions, will be subject to transfer restrictions until one year following the consummation of GigCapital2's initial business combination. If the Private Placement Warrants are held by holders other than the initial holders or their permitted transferees, the Private Placement Warrants will be redeemable by GigCapital2 and exercisable by holders on the same basis as the Public Warrants.
We accounted for the Private Placement Warrants as liabilities at fair value (see Note 9, Fair Value of Financial Instruments) on the condensed consolidated balance sheets, due to their redemption characteristics, with changes in fair value recognized as a component of other income (expense) in the condensed consolidated statements of operations. At September 30, 2021, the fair value of the Private Placement Warrants was $0.3 million, which is included in warrant liabilities in the condensed consolidated balance sheets. During the three and nine months ended September 30, 2021, we recorded a $0.3 million gain and a $0.1 million gain, respectively, due to the fair value changes in the Private Placement Warrants, which is included in gain in fair value of warrant liabilities in the condensed consolidated statement of operations.
PIPE Subscription Agreements

On January 20, 2021, GigCapital2 (now UpHealth, Inc.) entered into subscription agreements, each dated January 20, 2021 and amended June 8, 2021 (the "PIPE Subscription Agreements"), with certain institutional investors (collectively the "PIPE Investors"), pursuant to which GigCapital2 agreed to issue and sell to the PIPE Investors, in private placements to close immediately prior to the closing of the Business Combinations, an aggregate of 3,000,000 shares (the “PIPE Shares”) at $10.00 per share, plus warrants to purchase up to an additional 300,000 shares of common stock (one warrant for every 10 PIPE Shares purchased) at an exercise price of $11.50 per share (the "PIPE Warrants"), for an aggregate purchase price of $30.0 million (collectively the "PIPE Investment"). The PIPE Investment was consummated immediately prior to the closing of the Business Combinations. The total proceeds received from the PIPE Investment were $28.5 million, net of placement fee costs of $1.5 million.
We accounted for the PIPE Warrants as liabilities at fair value (see Note 9, Fair Value of Financial Instruments) in the condensed consolidated balance sheets, due to their redemption characteristics, with changes in fair value recognized in gain (loss) on fair value of warrant liabilities in the condensed consolidated statements of operations. At September 30, 2021, the fair value of the PIPE Warrants was $0.1 million, which is included in warrant liabilities in the condensed consolidated balance sheets. During the three and nine months ended September 30, 2021, we recorded a $0.1 million gain and a $1.3 million gain, respectively, due to the fair value changes in the PIPE Warrants, which is included in gain in fair value of warrant liabilities in the condensed consolidated statement of operations.
Forward Share Purchase Agreement
On June 3, 2021, we entered into a forward share purchase agreement (the "Purchase Agreement") with Kepos Alpha Fund L.P. (“KAF”), a Cayman Islands limited partnership, pursuant to which KAF may elect to sell and transfer to us and we will purchase from KAF, on September 8, 2021 or, in KAF’s sole discretion, any one calendar month anniversary of that date (the “Closing Date”), up to 1,700,000 shares of our common stock that are held by KAF at the closing of the Business Combinations. In August 2021, we entered into an amendment to the Purchase Agreement, which deferred the Closing Date to no earlier than January 9, 2022, provided if (a) we issue any new equity securities, whether of existing or new classes, or (b) an event occurs having a material adverse effect on our management operations, KAF will have the right to designate a Closing Date following such issuance or occurrence on three business days' notice to us. The per share price at which KAF has the right to sell the KAF Shares to us is (a) $10.30225 per KAF Share, plus (b) in the event that the Closing Date occurs after September 8, 2021, $0.0846 per KAF Share for each month (prorated for a partial month) following September 8, 2021.
Notwithstanding anything to the contrary in the Purchase Agreement, KAF is allowed at its election to sell any or all of the KAF Shares in the open market commencing after the closing of the Business Combinations, as long as the sales price is above $10.10 per Share. Nothing in the Purchase Agreement prohibits or restricts KAF with respect to the purchase or sale of our warrants. In exchange for our commitment to purchase the KAF Shares on the Closing Date, KAF agreed to continue to hold, and not offer, sell, contract to sell, pledge, transfer, assign, or otherwise dispose of, directly or indirectly, or hedge (including any transactions involving any derivative securities and including any Short Sales (as defined below) involving any of our securities) the KAF Shares prior to Closing Date. “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities and Exchange Act of 1934 (the “Exchange Act”), whether or not against the box, and all types of direct and indirect stock pledges, forward sales contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers. KAF is permitted to pledge the KAF Shares in connection with a bona fide margin agreement (and such a pledge is not considered to be a transfer, sale or assignment of the KAF Shares).
Due to its mandatorily redeemable for cash feature, we have recorded the Purchase Agreement as a forward share purchase liability in our condensed consolidated balance sheets for up to the 1,700,000 shares, at $10.00 per share, of our common stock that

KAF may elect to sell and transfer to us and we will repurchase from KAF, plus imputed interest, totaling $17.6 million at September 30, 2021. In October 2021, as agreed with KAF, we transferred $18.1 million to an escrow account.
Equity Plans
Thrasys' 2019 Stock Incentive Plan
Contemporaneous with its merger with UpHealth Holdings on November 20, 2020, Thrasys entered into stock compensation agreements with employees pursuant to the Thrasys 2019 Stock Incentive Plan, a Restricted Stock Award (“RSA”) agreement, and a Restricted Stock Unit (“RSU”) award agreement, and awarded 536,184 RSA shares and 3,427,316 RSU shares to employees. On June 9, 2021, in connection with the Business Combinations, the RSAs and RSUs were settled with a combination of shares of UpHealth common stock and proceeds from the seller notes. As of September 30, 2021, there were no outstanding awards under the Thrasys 2019 Stock Incentive Plan.
Cloudbreak 2015 Incentive Plan
On June 19, 2015, Cloudbreak created the 2015 Unit Incentive Plan (the “Cloudbreak Plan”), which had a maximum aggregate number of 2,200,000 common units. Cloudbreak measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period.
Upon completion of the Business Combinations, UpHealth assumed 1,576,670 options, which were included in purchase consideration, and 134,943 unvested options, which are subject to continued vesting and will be recorded as stock-based compensation prospectively; and Cloudbreak ceased granting awards under the Cloudbreak Plan. In September 2021, options to purchase 195,743 shares of our common stock were exercised.
The following table summarizes stock option activity under the Cloudbreak Plan:

(In thousands, except per share amounts)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value(1)
Outstanding at June 9, 2021	1,711,613	$4.45	4.40	$915
Options granted	—	—	—
Options exercised	195,743	1.63	3.78	299
Options forfeited or expired	—	—	—
Outstanding at September 30, 2021	1,515,870	$4.81	4.48	$616
(1) The aggregate intrinsic value amounts are computed based on the difference between the exercise price of the stock options and the fair market value of our common stock of $3.16 per share as of September 30, 2021 for all in-the-money stock options outstanding.

2021 Equity Incentive Plan
On June 4, 2021, the GigCapital2 stockholders considered and approved the 2021 Equity Incentive Plan ("2021 EIP") and reserved 16,420,813 shares of UpHealth common stock for issuance thereunder. The 2021 EIP was previously approved, subject to stockholder approval, by the Board of Directors of GigCapital2 on February 7, 2021. The 2021 EIP became effective immediately upon the closing of the Business Combinations. The number of shares of common stock reserved for issuance under the 2021 EIP will automatically increase on January 1 of each year, beginning on January 1, 2022 and each anniversary thereof during the effectiveness of the 2021 EIP, by an amount equal to the lesser of (i) five percent (5%) of the total number of shares of our common stock outstanding on such date, and (ii) such lesser number of shares as may be determined by our Board of Directors.
In conjunction with the approval of the 2021 EIP, our Board of Directors also adopted a form of Restricted Stock Units Agreement (the “RSU Agreement”) and a form of Stock Option Agreement (the “Stock Option Agreement”) that we will generally use for grants under our 2021 EIP. The RSU Agreement provides that restricted stock units will vest over a fixed period and be paid as shares of common stock, and that the unvested restricted stock units will expire upon certain terminations of the grantees’ employment or other service relationship with us. The Stock Option Agreement provides that stock options will vest over a fixed period, and that the unvested options will expire upon certain terminations of the grantees’ employment or other service relationship with us.
In August 2021, we granted 538,616 RSUs, which vest over three years, to our eight outside Directors. These RSUs will fully vest on May 1, 2024. In August 2021, under the terms of the merger agreement with Thrasys, we also granted 4,660,226 RSUs to two officers of Thrasys, upon the filing of a Form S-8 with the SEC on August 12, 2021, which will fully vest on June 9, 2022. In September 2021, 28,616 shares of restricted stock were issued to a consultant.

The following table summarizes our RSU activity under the 2021 EIP:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Outstanding at June 30, 2021	—	$—
RSUs granted	5,198,842	5.05
RSUs exercised	—	—
RSUs forfeited	—	—
Outstanding at September 30, 2021	5,198,842	$5.05
Stock-based Compensation
During the three and nine months ended September 30, 2021, we recorded stock-based compensation expense totaling $0.4 million, all of which was attributed to our general and administrative function.
As of September 30, 2021, there was $0.6 million of unrecognized stock-based compensation expense related to stock options, expected to be recognized over a weighted-average period of 4.48 years. As of September 30, 2021, there was $2.5 million of unrecognized stock-based compensation expense related to RSUs, expected to be recognized over a weighted-average period of 5.05 years.

11.Revenue
Disaggregation of Revenue
Revenue by service offering consisted of the following:

(In thousands)	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021
Services	$21,977	$45,563
Licenses and subscriptions	10,956	23,759
Products	16,137	24,446
Total revenue	$49,070	$93,768

Revenue by geography consisted of the following:

(In thousands)	Three Months Ended September 30, 2021		Nine Months Ended September 30, 2021
Americas	$32,097		$61,449
Europe	7,800		18,600
Asia	5,323		9,869
Africa	3,850	1	3,850
Total revenue	$49,070		$93,768
Our revenue is entirely derived from the healthcare industry. Revenue recognized over-time was approximately 64% and 69% of total revenue during the three and nine months ended September 30, 2021.
Contract Assets
There were no impairments of contract assets, consisting of unbilled receivables, during the nine months ended September 30, 2021.
The change in contract assets was as follows:

(In thousands)	Nine Months Ended September 30, 2021
Unbilled receivables, beginning of period	$3,536
Reclassifications to billed receivables	(1,975)
Revenues recognized in excess of period billings	11,526
Unbilled receivables, end of period	$13,087
Contract Liabilities
The change in contract liabilities, consisting of deferred revenue, was as follows:

(In thousands)	Nine Months Ended September 30, 2021
Deferred revenue, beginning of period	$397
Revenues recognized from balances held at the beginning of the period	(397)
Revenue deferred from period collections on unfulfilled performance obligations	5,348
Deferred revenue, end of period	$5,348
Revenue recognized ratably over time is generally billed in advance and includes SaaS internet hosting, subscriptions, construction of digital dispensaries, and related consulting, implementation, services support, and advisory services.
Revenue recognized as delivered over time includes professional services billed on a time and materials basis, and fixed fee professional services and training classes that are primarily billed, delivered, and recognized within the same reporting period.
Approximately zero and 0.4% of revenue recognized during the three and nine months ended September 30, 2021, respectively, was from the deferred revenue balance existing as of December 31, 2020.
Remaining Performance Obligations
Remaining performance obligations consisted of the following at September 30, 2021:

(In thousands)	Total	Remaining 2021	2022 - 2024
Subscriptions	$16,929	9,125	7,804
SaaS and hosting	98	49	49
	$17,027	9,174	7,853

12.Income Taxes
The CARES Act was enacted on March 27, 2020 in the United States. The CARES Act provided a substantial stimulus and assistance package intended to address the impact of the COVID-19 pandemic, including tax relief, government loans, grants, and investments. The CARES Act did not have a material impact on our income tax provision.
For interim period reporting, we record income taxes using an estimated effective tax rate for the period, including the forecasted permanent tax differences, discrete items, and statutory rates in states in which we operate. At the end of each interim period, we update the estimated effective tax rate, and if the estimated tax rate changes based on new information, we make a cumulative adjustment in the period. We record the tax effect of an unusual or infrequently occurring item in the interim period in which it occurs as a discrete item of tax.
The income tax (expense) benefit was $(6.7) million and $0.4 million for the three months ended September 30, 2021 and 2020, respectively. The income tax benefit was $0.4 million and $0.4 million for the nine months ended September 30, 2021 and 2020, respectively.
The Internal Revenue Service (“IRS”) audited Thrasys’ 2008 and 2009 tax returns for the proper year of inclusion of approximately $15.0 million in long-term capital gain on the sale of certain intellectual property rights. Thrasys originally reported the gain on its 2010 S Corporation tax return, matching the year of inclusion for financial accounting purposes. The corporate level tax was paid to California and Thrasys passed the gain through to its shareholders. The IRS has asserted that Thrasys owes C Corporation tax of approximately $5.0 million for 2008, or in the alternative, Thrasys owes C Corporation tax of approximately $5.0 million for

2009 as a built-in gain. In addition, Thrasys could be assessed additional California franchise tax of approximately $1.3 million. Additionally, if additional income taxes are imposed, interest will be charged at approximately 4% per year, compounded annually, resulting in potential interest of approximately $3.0 million. The IRS has not asked that penalties be imposed.
The matter is currently pending before the U.S. Tax Court, Docket 11565-15. There are related tax cases for some of the shareholders for additional income taxes due if the gain is shifted to 2009. On December 4, 2018, the IRS filed a motion for summary judgment in Thrasys, Inc. v. Commissioner (T.C. Memo 2018-199); however, Thrasys prevailed, and the motion was denied. In January 2020, Thrasys filed a motion for summary judgment arguing that either the gain was properly reported in 2010 and all taxes have been paid or in the alternative it should have been taxable in 2009 with no built-in gains tax. In both cases, there would be no additional income tax due for 2008 or 2009. The IRS filed an objection to Thrasys’ motion. On March 3, 2021, the U.S. Tax Court, without consideration of the merits of the case, issued a very brief court order dismissing Thrasys’ motion. Had the motion been granted, the need for a trial would have been obviated. Counsel for the IRS has contacted counsel for Thrasys and has offered to join Thrasys in a motion to have the case decided without trial. This and other alternatives are now under consideration. It is not likely this case will be resolved before the end of 2021. Thrasys intends to vigorously defend its position in the case and believes it will prevail if the case is taken to trial. Thrasys has accrued $0.2 million, representing probable additional taxes and interest imposed, in other current liabilities in the condensed consolidated balance sheets.

13.Earnings (Loss) Per Share
Basic income (loss) per share applicable to common stockholders is computed by dividing earnings applicable to common stockholders by the weighted-average number of common shares outstanding. Diluted income (loss) per share assumes the conversion of any convertible securities using the treasury stock method or the if-converted method.

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands, except per share data)	2021	2020	2021	2020
Numerator:
Net income (loss) attributable to UpHealth, Inc.	$32,592	$(521)	$(3,141)	$(1,060)
Denominator:
Weighted average shares outstanding(1)	117,628	50,050	95,194	50,050
Diluted effect of stock awards	270	—	—	—
Diluted effect of RSU's	175	—	—	—
Diluted effect of convertible notes	—	—	—	—
Diluted effect of forward share purchase agreement	—	—	—	—
Weighted average shares outstanding assuming dilution	118,073	50,050	95,194	50,050
Net income (loss) per share attributable to UpHealth, Inc.:
Basic	$0.28	$(0.01)	$(0.03)	$(0.02)
Diluted	$0.28	$(0.01)	$(0.03)	$(0.02)
(1) The shares and earnings per share available to our common stock holders, prior to the Business Combinations, have been recast to reflect the exchange ratio established in the Business Combinations (1.0 UpHealth Holdings share to 10.28 GigCapital2 share). See Note 3, Business Combinations, for more information.
For the three months ended September 30, 2021, the calculation of dilutive earnings per share excluded outstanding warrants to purchase 18.1 million shares of common stock at $11.50 per share; 0.2 million of stock options; senior convertible notes, convertible into 15.0 million shares of common stock at $10.65 per share; and 1.7 million shares of common stock under the terms of the forward share purchase agreement, because the effect would be anti-dilutive.
For the nine months ended September 30, 2021, the calculation of dilutive earnings per share excluded outstanding warrants to purchase 18.1 million shares of common stock at $11.50 per share; 1.5 million of stock options; 5.2 million of RSUs; senior convertible notes, convertible into 15.0 million shares of common stock at $10.65 per share; and 1.7 million shares of common stock under the terms of the forward share purchase agreement, because the effect would be anti-dilutive.

14.Employee Benefit Plans
In connection with the acquisitions of Thrasys, BHS, TTC, Glocal, Innovations, and Cloudbreak, we have six defined contribution plans, which cover substantially all employees. The plans provide for discretionary matching and profit-sharing contributions. For the three and nine months ended September 30, 2021, there were no significant employer matching or employer profit sharing contributions to the plans.
In addition, with the acquisition of Glocal, we acquired a defined benefit plan, which entitles an employee, who has rendered at least five years of continuous service, to receive one-half month’s salary for each year of completed service at the time of retirement/exit. As of September 30, 2021, the unfunded status of the defined benefit plan was $6 thousand. For the nine months ended September 30, 2021, the net periodic pension cost of the defined benefit plan was $0.1 million.

15.Related Party Transactions
One of our subsidiaries had amounts due to the seller of the subsidiary, in a prior transaction unrelated to the merger with UpHealth Holdings, representing contingent consideration, accrued interest, and accrued preferred dividends totaling $4.2 million. The amount was paid in full during the three months ended June 30, 2021.
The subsidiary also has a management agreement with a related party (our chief financial officer, who is the former shareholder and chairman of the subsidiary). Management fee expenses incurred were approximately $0.1 million and $0.2 million for the three and nine months ended September 30, 2021, respectively. Unpaid management fees were $17 thousand at September 30, 2021.
The consulting firm noted in Note 8, Debt, is a related party through an officer of the Company, who is also a significant shareholder and a member of our board of directors.
See Note 8, Debt, for related party long-term debt.
See Note 17, Commitments and Contingencies, for leases with related parties.

16.Segment Reporting

Our business is organized into three operating business segments and one non-operating business segment:
•Integrated Care Management—through our Thrasys subsidiary;
•Virtual Care Infrastructure—through our Glocal and Cloudbreak subsidiaries;
•Services—through our Innovations, BHS, and TTC subsidiaries; and
•Corporate—through UpHealth and our UpHealth Holdings subsidiary.
In the Quarterly Report on Form 10-Q for the six-months ended June 30, 2021 we reported our revenue, gross margin and total assets into four operating business segments and one non-operating business segment. As a result of the integration and alignment of the businesses, we are now operating along three business segments and will report financial information for the following segments: Integrated Care Management, Virtual Care Infrastructure, and Services. The Services segment includes the Digital Pharmacy and Behavioral Health business units.
The reportable segments are consistent with how management views our services and products and the financial information reviewed by the chief operating decision makers. We manage our businesses as components of an enterprise for which separate information is available and is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and assess performance.
In the Integrated Care Management segment, we provide our customers with an advanced, comprehensive, and extensible technology platform, marketed under the umbrella “SyntraNetTM” to manage health, quality of care, and costs, especially for individuals with complex medical, behavioral health, and social needs.
In the Virtual Care Infrastructure segment, we provide technology and process-based healthcare platforms providing our customers comprehensive primary care, specialty consultations, and translation services, through telemedicine, digital dispensaries, and technology-based hospital centers.
In the Services segment, we provide custom compounded medications for the unique needs of every patient and prescriber. We are a full-service pharmacy filling prescriptions from our inventory of compounded medications, as well as drugs purchased from manufacturers. Additionally, we provide inpatient and outpatient substance abuse and mental health treatment services for individuals with drug and alcohol addiction and other behavioral health issues. We offer a complete continuum of care from detoxification services, residential care, partial hospitalization programs, and intensive outpatient and outpatient programs.
In the Corporate segment, we perform executive, administrative, finance, human resources, legal, and information technology services for UpHealth, Inc. and for its subsidiaries, managed in a corporate shared services environment. Since they are not the responsibility of segment operating management, they are not allocated to the operating segments and instead reported within Corporate.
We evaluate performance based on several factors, of which Revenue, Cost of Goods and Services, Adjusted EBITDA, and Total Assets by service and product, are the primary financial measures:
Revenue by segment consisted of the following:

In thousands	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021
Integrated Care Management	$11,858	$29,428
Virtual Care Infrastructure	19,162	26,716
Services	18,050	37,624
Total revenue	$49,070	$93,768

Gross margin by segment consisted of the following:

In thousands	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021
Integrated Care Management	$4,760	$14,483
Virtual Care Infrastructure	7,673	10,606
Services	7,349	13,015
Total gross margin	$19,782	$38,104

Total assets by segment consisted of the following:

In thousands	September 30, 2021	December 31, 2020
Integrated Care Management	$202,554	186,476
Virtual Care Infrastructure	369,271	—
Services	267,426	18,383
Corporate	49,790	57,531
Total assets	$889,041	$262,390

17.Commitments and Contingencies
Commitments
We lease various facilities with related parties in accordance with the terms of operating lease agreements that expire at various dates through November 2026. The leases require monthly payments ranging from $3 thousand to $33 thousand.
We lease various facilities and office equipment from third parties in accordance with the terms of operating lease agreements requiring monthly payments ranging from $1 thousand to $60 thousand. The leases expire at various dates through February 2027. In accordance with the lease terms, we may be required to deposit funds with the lessors in the form of a security deposit. The deposits may be returned to us if certain conditions are met, as stated in the lease agreements. Security deposits totaled approximately $0.2 million as of September 30, 2021.
Total rent expense under related party and third-party agreements was approximately $1.2 million and $3.1 million for the three and nine months ended September 30, 2021, respectively.
Total sublease revenue under third-party agreements was approximately $0.1 million and $0.2 million for the three and nine months ended September 30, 2021, respectively.
During the three and nine months ended September 30, 2021, we recorded a lease abandonment accrual totaling $0.9 million related to five offices where we vacated the spaces during the period.
As of September 30, 2021, future minimum lease payments under non-cancelable operating leases were as follows:

(In thousands)	Related Party	Third- Party	Sublease Income	Minimum Lease Payments, Net of Sublease Income
Remaining 2021	$100	$1,026	$(93)	$1,033
2022	410	1,938	(250)	2,098
2023	425	1,392	(258)	1,559
2024	421	1,263	(265)	1,419
2025	427	1,361	(273)	1,515
Thereafter	383	1,646	(328)	1,701
	$2,166	$8,626	$(1,467)	$9,325
Contingencies
From time to time, we may be subjected to claims or lawsuits which arise in the ordinary course of business, including the previously disclosed tax matter (see Note 12, Income Taxes, for further information) and matters described below. Estimates for resolution of legal and other contingencies are accrued when losses are probable and reasonably estimable in accordance with ASC 450, Contingencies. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on our consolidated results of operations, financial position or cash flows.
There are currently two medical malpractice suits against individual providers, other third parties, and BHS, as a whole. The medical malpractice suits assert that there is negligence by the providers in treating the patients named in the suits. One of the malpractice suits is seeking damages of approximately $3.7 million from all defendants, including BHS. The second malpractice suit has not specified monetary damages; however, in the event of an unfavorable outcome, BHS’ legal counsel estimates maximum damages of approximately $2.3 million. BHS is vigorously defending the malpractice suits and was named as a secondary party in each suit. Although the outcome of these malpractice suits is not presently determinable, it is reasonably possible that that an unfavorable outcome, for the aforementioned damages sought, could occur. However, BHS, and the individual providers, do have insurance coverage (BHS carries a $1.0 million per occurrence insurance policy), which could mitigate some or all of the financial effects of potential settlements or judgements. In the event that future settlements or judgements, if any, exceed insurance coverages, BHS may be required to fund a portion of the difference. No provision has been made in the accompanying condensed consolidated financial statements for any potential settlement or judgement costs at September 30, 2021, and December 31, 2020, as an unfavorable outcome is not probable at this time.
On December 17, 2020, a former TTC employee filed an Equal Employment Opportunity Commission (“EEOC”) claim against TTC alleging discrimination based on disability. The former employee cannot file a suit under the federal law until the EEOC issues a notice of right to sue, but can file suit under Florida law if the investigating agency has not rendered a decision within 180 days of the date the charge was filed. As of the date of this report, no lawsuit has been filed. TTC plans to vigorously defend the case, if filed, and does not believe that there is any reasonably estimable loss. However, TTC does have insurance coverage, which could mitigate some or all of the financial effects of potential settlements or judgements. In the event that future settlements or judgements, if any, exceed insurance coverages, TTC would be required to fund the difference. No provision has been made in the accompanying condensed consolidated financial statements for any potential settlement or judgment costs at September 30, 2021 or December 31, 2020. The maximum exposure as it relates to claims made is approximately $0.4 million.
Advisory Services Agreement Dispute
We are in a services agreement dispute with a third-party advisory firm for fees due under the services agreement. The advisory firm claims $31.0 million, plus interest, is owed in fees. Based on consultation with legal counsel, we previously proposed a settlement in the amount of $8.0 million, which has been accrued for as of September 30, 2021, and is included in accrued expenses in the condensed consolidated balance sheets. The amount of the ultimate loss may range from $8.0 million to $26.3 million.
COVID-19
On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally. On March 11, 2020, the WHO classified the COVID-19 outbreak as a pandemic, and on March 25, 2020, the U.S. government reached a stimulus package deal. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report, and likewise, the full impact of the pandemic on our consolidated financial condition, liquidity, and future results of operations is uncertain. Management is actively monitoring the impact of the global situation on our consolidated financial condition, liquidity, operations, vendors, industry, and workforce. Despite the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, we have not experienced any material impact on our consolidated results of operations, financial condition, or liquidity during the year ended December 31, 2020 or the three and nine months ended September 30, 2021.

On March 27, 2020, the CARES Act, was enacted into law. The CARES Act is a tax and spending package intended to provide economic relief to address the impact of the COVID-19 pandemic. The CARES Act includes several significant income and other business tax provisions that, among other things, provides for non-income tax-related relief such as refundable employee retention tax credits and the deferral of the employer-paid portion of social security taxes. We continue to evaluate the various provisions of the CARES Act and their impact on our condensed consolidated financial statements as a whole. See Note 8, Debt, for further information.
Indemnification
Certain of our agreements require us to indemnify our customers from any claim or finding of intellectual property infringements, as well as from any losses incurred relating to breach of representations, failure to perform, or specific events as outlined within the particular contract. We have not received any claims or estimated the maximum potential amount of indemnification liability under these agreements and have recorded no liabilities for these agreements.

18.Subsequent Events
Management has determined that material events or transactions have occurred subsequent to the balance sheet date through November 10, 2021, other than those events noted below, that require disclosure in the condensed consolidated financial statements.
On October 7, 2021, we completed an offering of 23,000,000 shares of our common stock, par value $0.0001 per share, at a public offering price of $1.75 per share, less underwriting discounts and commissions. In addition, during October 2021, the underwriters exercised their 30-day option to purchase 3,450,000 additional shares of our common stock at the public offering price, less underwriting discounts and commissions. The gross proceeds we received from this offering was $46.3 million, before underwriting discounts and commissions and estimated offering expenses of $3.3 million.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Unless otherwise indicated or the context otherwise requires, references in this report (the “Quarterly Report”) to “we,” “our,” “us,” or the "company", and other similar terms refer to UpHealth, Inc and its consolidated subsidiaries. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the condensed financial statements and the notes thereto contained elsewhere in this Quarterly Report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Special Note Regarding Forward-Looking Statements

This Quarterly Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this Quarterly Report including, without limitation, statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding the company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek,” “may,” “might,” “plan,” “possible,” “potential,” “should, “would” and similar words and expressions are intended to identify such forward-looking statements. Such forward-looking statements relate to future events or future performance, but reflect management’s current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to the Risk Factors section in our prospectus filed with the SEC pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, on June 29, 2021 (the “Prospectus”), which is incorporated herein by reference. The company’s securities filings can be accessed on the EDGAR section of the SEC’s website at www.sec.gov. Except as expressly required by applicable securities law, the company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.
Formation
UpHealth Services, Inc. was formed on November 5, 2019, and effectively began operations on January 1, 2020. It was formed for the purpose of effecting a combination of various companies engaged in digital medicine, and commenced negotiations with a number of companies, including those that are discussed below as having been acquired. UpHealth Holdings became the sole shareholder of with UpHealth Services, Inc. through a reorganization with UpHealth Services, Inc.'s original shareholders when UpHealth Holdings was formed on October 26, 2020 as a Delaware corporation. UpHealth Holdings then entered into a series of transactions to develop its business across three segments: (a) Integrated Care Management—through its subsidiary Thrasys, Inc. (“Thrasys”); (b)Virtual Care Infrastructure—through its subsidiary Glocal Healthcare Systems Private Limited (“Glocal”); (c); Services—through its subsidiaries Innovations Group, Inc. (“Innovations Group”), Behavioral Health Services, LLC (“BHS”) and TTC Healthcare, Inc. (“TTC”). On June 9, 2021, UpHealth (fka GigCapital2) acquired UpHealth Holdings and its subsidiaries, which added Cloudbreak Health, LLC ("Cloudbreak") to the Virtual Care Infrastructure segment.
Completed Business Combinations
On November 20, 2020, UpHealth Holdings acquired BHS, pursuant to the terms of an Agreement and Plan of Merger between UpHealth Holdings and BHS, in exchange for consideration in the form of a promissory note in the amount of $1.2 million and shares of UpHealth Holdings. The operating results for BHS for the three and nine months ended September 30, 2021 are included in the UpHealth, Inc. consolidated financial statements provided with this Quarterly Report.
On November 20, 2020, UpHealth Holdings acquired Thrasys pursuant to the terms of an Amended and Restated Plan of Merger between the parties, in exchange for consideration in the form of a promissory note in the amount of $20.0 million and shares of UpHealth Holdings common stock. The operating results for Thrasys for the three and nine months ended September 30, 2021 are included in the UpHealth, Inc. consolidated financial statements provided with this Quarterly Report.
On January 25, 2021, UpHealth Holdings acquired TTC, which became a wholly-owned subsidiary, pursuant to the terms of an Agreement and Plan of Merger between UpHealth Holdings and TTC, in exchange for consideration in the form of a promissory note in the amount of $12.1 million and shares of UpHealth Holdings common stock. Subsequent to January 25, 2021, the results of operations of TTC are consolidated with those of UpHealth Holdings in the UpHealth, Inc. condensed consolidated financial statements provided with this Quarterly Report. The information set forth below includes only the results of operations and liquidity and capital resources of TTC from January 25, 2021 through September 30, 2021.
Glocal is now a controlled (but not wholly-owned) subsidiary of UpHealth Holdings. The acquisition of Glocal by UpHealth Holdings was structured to occur in multiple steps. Pursuant to the terms and conditions of a Share Purchase Agreement between UpHealth Holdings, Glocal, and certain Glocal shareholders, the first step concluded on November 20, 2020, when UpHealth Holdings acquired approximately 43.46% of the outstanding equity share capital of Glocal and delivered shares of UpHealth Holdings common stock and a $8.7 million note, which was paid in June 2021. As part of the second step, on March 26, 2021, UpHealth Holdings acquired additional equity share capital of

Glocal, increasing its ownership to approximately 89.4% of the outstanding equity of Glocal, by way of capital investment into Glocal, with $3.0 million paid in March 2021 and $8.7 million paid in June 2021. On May 14, 2021, UpHealth Holdings acquired additional equity share capital of Glocal, increasing its ownership to approximately 90.4% of the outstanding equity of Glocal, and delivered shares of UpHealth Holdings common stock. The third step concluded on June 21, 2021, when UpHealth Holdings acquired additional equity share capital of Glocal, increasing its ownership to approximately 92.2% of the outstanding equity of Glocal, and delivered $9.2 million in cash to the selling shareholders. The fourth step concluded on August 27, 2021, when UpHealth Holdings acquired additional equity share capital of Glocal, increasing its ownership to approximately 94.61% of the outstanding equity of Glocal, and delivered $20.0 million in cash to the selling shareholders. The final steps, UpHealth Holdings, as the majority shareholder, will, in conjunction with the remaining Glocal shareholders, take steps to increase UpHealth Holdings’ ownership in Glocal through the acquisition of remaining shares, and/or any other manner acceptable to UpHealth Holdings and permitted under India law.
UpHealth Holdings accounted for its ownership in Glocal using the equity method from November 20, 2020 through March 25, 2021. Subsequent to March 25, 2021, the results of operations of Glocal are consolidated with those of UpHealth Holdings in the UpHealth, Inc. condensed consolidated financial statements provided with this Quarterly Report. The information set forth below includes only the results of operations and liquidity and capital resources of Glocal from March 25, 2021 through September 30, 2021.
On April 27, 2021, UpHealth Holdings acquired Innovations, which became a wholly-owned subsidiary, pursuant to the terms of an Agreement and Plan of Merger between UpHealth Holdings and Innovations, in exchange for consideration in the form of a promissory note in the amount of $30.0 million and shares of UpHealth Holdings common stock. Subsequent to April 27, 2021, the results of operations of Innovations are consolidated with those of UpHealth Holdings in the UpHealth condensed consolidated financial statements provided with this Quarterly Report. The information set forth below includes only the results of operations and liquidity and capital resources of Innovations from April 27, 2021 through September 30, 2021.
On June 9, 2021, UpHealth acquired Cloudbreak, which became a wholly-owned subsidiary, pursuant to the terms of a Business Combination Agreement between UpHealth and Cloudbreak, in exchange for consideration in the form of a promissory note in the amount of $36.6 million and shares of UpHealth common stock. Subsequent to June 9, 2021, the results of operations of Cloudbreak are consolidated with those of UpHealth in the UpHealth condensed consolidated financial statements provided with this Quarterly Report. The information set forth below includes only the results of operations and liquidity and capital resources of Cloudbreak from June 9, 2021 through September 30, 2021.
On June 9, 2021, UpHealth acquired UpHealth Holdings and its subsidiaries, which became a wholly-owned subsidiary, in an exchange of cash, notes, and shares of common stock for all the shares of UpHealth Holdings' capital stock issued and outstanding immediately prior to the effective time of the acquisition. The acquisition was accounted for as a reverse recapitalization, which is the equivalent of UpHealth Holdings issuing stock for the net assets of UpHealth, accompanied by a recapitalization, with UpHealth treated as the accounting acquiree. The determination of UpHealth as the accounting acquiree was primarily based on the fact that subsequent to the acquisition, UpHealth Holdings owns a majority of the voting power of the combined company, UpHealth Holdings will comprise 75% of the ongoing operations of the combined entity, UpHealth Holdings will control a majority of the governing body of the combined company, and UpHealth Holdings' senior management will comprise most of the senior management of the combined company. Subsequent to June 9, 2021, the results of operations of UpHealth are consolidated with those of UpHealth Holdings in the UpHealth condensed consolidated financial statements provided with this Quarterly Report. The information set forth below includes only the results of operations and liquidity and capital resources of UpHealth from June 9, 2021 through September 30, 2021.
Factors Affecting Comparability of Results
Covid-19
The current COVID-19 pandemic has affected and will continue to affect economies and business around the world. To date, various governmental authorities and private enterprises have implemented numerous measures to contain the pandemic, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns, which have led to severe disruptions to the global economies that may continue for a prolonged duration and trigger a recession or a period of economic slowdown. The magnitude and duration of the resulting decline in business activity and operations cannot be measured with any degree of certainty. At this stage, the extent and duration of the pandemic, and its foreseeable unfolding following the worldwide vaccine campaigns, is still uncertain and difficult to predict, also considering the severity of the second wave of the COVID-19 pandemic currently hitting the Indian regions. UpHealth is actively monitoring and managing its response and assessing actual and potential impacts to its operating results and financial condition, which could also impact trends and expectations.
UpHealth, Inc. Business Overview
Integrated Care Management Segment - Thrasys
Thrasys Overview

Thrasys provides its customers with an advanced, comprehensive, and extensible technology platform, marketed under the umbrella “SyntraNetTM,” to manage health, quality of care, and costs, especially for individuals with complex medical, behavioral health, and social needs. Thrasys focuses on both the United States and international markets. SyntraNet is offered as a software-as-a-service (“SaaS”) platform. Information, analytics, and applications are delivered to care team members on desktops, tablets, and phones, as needed. An advanced protected health information framework controls access to information based on roles, rights, policies, and scope of consent. The platform includes innovations in a number of areas: application and information models for connected care communities (an extension of multi-tenant architectures), integration and normalization of heterogeneous data sources, configurable software services and open application programming interfaces, advanced analytics and intelligence, scalable workflows and rules, protected health information management, and user interfaces ready for the proliferation of device types and interaction modes.

Thrasys Key Business Metrics
Revenue
Thrasys derives revenue broadly from the sales of (a) products—with associated license, subscription, and hosting fees and (b) services—largely to implement, configure, and extend the technology, and train and on-board users on the use of the platform and applications.
Licenses Fees. License revenues are typically associated with rights granted to customers to deploy the platform to a certain number of care communities of a certain size, usually measured as the total population of patients that can be included within a care community. License revenues are recognized based on the nature of the license provided, either fully on the date license rights are granted to the customer if there are no further performance obligations or ratably over the license term beginning on the effective date of each contract, the date the customer takes possession of the license rights.
Subscription Fees. Subscription fees are recurring fees charged for access to the platform and applications. Subscription fees are typically pegged to a measure of use, such as population size, number of providers, members enrolled in programs, or number of members managed by applications. Subscription fees can grow as customers subscribe to additional application features or launch additional programs. Revenues from subscription fees are recognized ratably over the subscription term.
Services Fees. The majority of Thrasys’ contracts to provide professional services are priced on time and materials basis, whereby revenues are recognized as the services are rendered. In some cases, Thrasys enters into professional services contracts where professional services fees are defined for specific milestones, whereby revenue are recognized upon achievement of the milestones.
Cost of Goods and Services
Cost of goods and services for Thrasys include: costs related to hosting SyntraNet in a HIPAA-compliant cloud environment; costs of third-party product licenses embedded with SyntraNet; costs of a core professional services team, and an allocation of facilities, information technology, and depreciation costs. Added compliance requirements for security infrastructure is likely to add some additional costs for hosting services. Thrasys also anticipates added costs for third-party licenses that will be added as the scope and footprint of the technology platform expands.
Hosting Infrastructure. Thrasys’ technology and solutions are designed to be agnostic to any particular cloud services provider. Currently, customer environments are hosted through contracts with two cloud service providers. Thrasys anticipates capabilities of cloud service providers to grow, and costs to become increasingly competitive, and will continue to evaluate offerings in the marketplace to determine the optimum mix of security, reliability, scalability, and performance to meet customer needs. Hosting infrastructure costs for Thrasys are related to the number and size of environments deployed for customers and also on the service level agreements (“SLAs”) negotiated with customers. As the average size of customers continues to grow, hosting infrastructure costs are expected to grow as a percentage of revenue.
Third-Party Product Licenses. SyntraNet embeds certain third-party technology components to support some of its technology capabilities. There are multiple vendors for these components, and Thrasys is not dependent on any specific vendor.
Professional Services Team. Thrasys’ professional services team works closely with the product team and is best understood as an “A-team” created to lead showcase implementations. The goal is to keep the professional services team small in order to focus it on deploying reference customers and facilitating the on-boarding and coaching of systems integration partners.
Operating Expenses
Sales and Marketing (“S&M”) Expenses. S&M expenses include an internal sales and marketing team and contracts with business development consultants to generate and qualify leads.

Research and Development (“R&D”) Expenses. Thrasys continues to invest in R&D. The core R&D team consists of a small team of very experienced software developers. Beginning in 2019, Thrasys added considerable capacity to a consulting group with whom it has been working for over ten years. The team, based in Chicago, functioned much like the Thrasys internal team, until they were brought in-house in June 2021.
General and Administrative (“G&A”) Expenses. G&A expenses include compensation and benefits expense, and other administrative costs, related to its executive, finance, human resources, legal, facilities, and information technology teams, net of allocations to cost of goods and services and S&M and R&D expenses.
Depreciation and Amortization Expenses. Depreciation expense relates to the depreciation of computer equipment, purchased software, furniture and fixtures, and office equipment, net of amounts allocated to cost of goods and services. Amortization expense relates to the amortization of intangible assets from the acquisition of Thrasys.
Virtual Care Infrastructure Segment - Glocal and Cloudbreak
Glocal Overview
Glocal is a technology and process-based healthcare platform providing its customer comprehensive primary care and specialty consultations for a fraction of the cost, through telemedicine, digital dispensaries, and technology-based hospital centers. It has pioneered the development of a semantic algorithm and AI-based clinical decision support system called LitmusDX, which helps deliver healthcare through telemedicine on its Hellolyf CX digital dispensaries utilizing a telemedicine terminal called LitmusMX and an automated medicine dispenser called LitmusRX, and through Glocal’s smart hospitals. Glocal started its operation in India, but has spread internationally and is now in 10 countries.
Glocal has been awarded by the United Nation’s (“UN”) Innovation Exchange with the Public Appreciation Award 2020 as a cutting-edge technology to meet the sustainable development goals of the UN. Glocal’s customers are located in regions in India, Southwest Asia, and Africa. Glocal generates the majority of its revenue in India, with the remainder from Africa and Southeast Asia.
Glocal’s Hellolyf CX digital dispensary was selected by United Nations AID as a cutting-edge technology solution to reach the UN’s sustainable development goals. Unlike other telemedicine centers seen today, Glocal’s Hellolyf CX digital dispensary is an innovative, hybrid, brick-and-mortar center, which provides complete primary and emergency healthcare solutions, such as consultation, confirmatory tests, and medicines, from a single point through the use of two path-breaking technological solutions, LitmusMX and LitmusRX.
LitmusMX is used for recording the vitals of the patient, consultations with a doctor over video conferencing from miles away, and routine card-based point-of-care tests, and also contains a fully automatic biochemistry analyzer. The software may also suggest further investigations. If the doctor agrees, they can order further rapid tests, such as for dengue or malaria, for which kits are available. When the doctor selects a prescription, the machine talks to the dispenser, which delivers the required dosages of the medicines. Theoretically, the algorithm can be fine-tuned to arrive at a final diagnosis and prescription on its own. LitmusRX is an automated medicine dispensing unit, which dispenses the medicine prescribed by the doctor, while the prescription is being printed. In addition to these solutions is one of the world’s top ten end-to-end Clinical Decision Support System (“CDSS”), named LitmusDX, along with a web interface, named Hellolyf, which integrates practice management with diagnostic algorithms, investigation interpretation, treatment protocols, drug safety checks, and electronic medical records.
Hellolyf.com, Glocal’s web-based telemedicine platform, provides world-class telemedicine solutions, which allows patients anywhere to consult with any doctor safely. The relay and IP addressing is done through STUN and TURN servers.
During the COVID-19 pandemic, Glocal’s innovative Hellolyf CX digital dispensaries successfully used ultraviolet C light disinfection, acrylic separation, and positive air pressure to create the first line of defense of health workers and patients against all forms of infectious and contagious diseases, including COVID-19.
Glocal is also focusing now on the business-to-business ("B2B") model where the Hellolyf CX digital dispensaries are sold to B2B partners/customers, who operate them with a revenue-share to Glocal. This results in lower revenues but higher margins.
Glocal’s telemedicine/Hellolyf CX digital dispensaries have been functional in India mainly through the government and are primarily housed in government facilities, which provide services that are free to the beneficiaries. After successful implementation of projects in the Indian states of Rajasthan, Odisha, and West Bengal, Glocal won a contract to set-up 550+ Hellolyf CX digital dispensaries in the Indian State of Madhya Pradesh, resulting in a total of 750+ government-placed nodes across India. In addition, in September 2021, Glocal won a contract with the Democratic Republic of Congo (DRC) to build 260 Hellolyf CX digital dispensaries to provide high-quality, affordable healthcare across the country.

Glocal has moved to a revenue-sharing model where it partners in certain places to run and operate hospitals. Glocal is operating four hospitals itself and five hospitals under revenue sharing arrangements. Glocal is also under contract to build and furnish a hospital in the Indian state of Nagaland, which was substantially complete as of September 30, 2021.
Glocal Key Business Metrics
Revenue
Glocal’s revenue is generated primarily from operating hospitals, including pharmacy and medicine sales, the sale of HelloLyf CX digital dispensaries, the construction of hospitals, and transaction fees per telemedicine consultation.
Cost of Goods and Services
Cost of goods and services consist primarily of costs of building and operating hospitals, including costs for the purchase of medicines, professional/doctor fees, the cost for HelloLyf CX digital dispensaries, and an allocation of facilities, information technology, and depreciation costs.
Operating Expenses
Sales and Marketing (“S&M”) Expenses. S&M expenses are comprised of compensation and benefits related to Glocal’s sales personnel, travel expenses, and expenses related to advertising, marketing programs, and events.
General and Administrative (“G&A”) Expenses. G&A expenses include compensation and benefits expense, and other administrative costs, related to its executive, finance, human resources, legal, facilities, and information technology teams, net of allocations to cost of goods and services and S&M expenses.
Depreciation and Amortization Expenses. Glocal’s operations are capital intensive. Depreciation expense relates to the depreciation of buildings, computer equipment, purchased software, furniture and fixtures, and office equipment, net of amounts allocated to cost of goods and services. Amortization expense relates to the amortization of intangible assets from the acquisition of Glocal.
Cloudbreak Overview
Cloudbreak is a leading provider of unified telemedicine solutions and digital health tools aimed at increasing access to healthcare and resolving health disparities across the care continuum, at each stage of healthcare acuity. Cloudbreak powers its client’s healthcare digital transformation initiatives and provides digital health infrastructure enabling its partners to address healthcare disparities and implement unique, private-label, telehealth strategies customized to their specific needs and markets.
Cloudbreak's core offering, known as Martti (My Accessible Real-Time Trusted Interpreter), is a video remote interpreting solution that puts qualified and certified medical interpreters at the fingertips of clinical care teams nationwide through Cloudbreak's proprietary software platform. Having one of the largest installed bases of video endpoints in the nation, Cloudbreak has expanded its operations to include other telemedicine use cases as well, including tele-stroke, tele-psychiatry, tele-urology, and tele-quarantine, among others, all over the same infrastructure. Cloudbreak has also recently launched a home health virtual visit platform enabling its healthcare system partners to see their patients remotely on any device, at anytime, anywhere the patient may be, and in any language they may speak. Cloudbreak's client base spans the entire healthcare continuum including hospitals and health systems, Federally Qualified Healthcare Clinics, urgent care centers, stand alone clinics and medical practices, employers, and schools.
Cloudbreak's Telemedicine-as-a-Service” ("TaaS") business model aligns interests between Cloudbreak and its clients, creating a partnership targeted towards forming long-term agreements with sustainable and mutually beneficial growth models for all stakeholders. Cloudbreak has specifically structured itself to not have a captive medical group as it believes that creates a conflict of interest with its client base, as local health systems do not want to suffer patient leakage to a technology partner or be forced to use a provider network. As a result, Cloudbreak has the freedom to match its partners with centers of excellence on its network, who can satisfy their specific needs and strategy without fear of competing for the patient’s attention, and thereby avoid the employment and maintenance of a medical group, which is a lower margin and a more labor intensive activity.

Cloudbreak Key Business Metrics
Revenue
Cloudbreak derives the majority of its revenues from the sale of subscription-based fixed monthly minute and variable rate per unit of service medical language interpretation services. Cloudbreak also records ancillary revenue from the sale or rent of MARTTI devices and from the provision of information technology services that include connectivity and ongoing support of the MARTTI software platform. Generally, Cloudbreak’s medical language interpretation and information technology services are invoiced monthly. Fixed monthly minute medical language interpretation subscription and information technology services fees are invoiced in advance in the period preceding the service. Variable rate per unit medical language interpretation and information technology services fees (including overage fees related to minutes used by the customer in excess of the fixed monthly minute subscription) are invoiced monthly in arrears. Sale of MARTTI devices are generally invoiced at contract execution (50%) and upon the delivery of the devices to the customer (50%). MARTTI device leases are invoiced monthly in advance in the period preceding the usage. Invoiced amounts are typically due within 30 days of the invoice date.
Cost of Goods and Services
Cost of goods and services primarily consist of costs related to supporting and hosting Cloudbreak’s product offerings and delivering services, and include the cost of maintaining Cloudbreak’s data centers, customer support team, and Cloudbreak’s professional services staff, in addition to third-party service provider costs such as data center and networking expenses, amortization of capitalized internal-use software development costs, the cost of purchased equipment inventory sold to customers, and an allocation of facilities, information technology, and depreciation costs.
Operating Expenses
Sales and Marketing (“S&M”) Expenses. S&M expenses consist of costs related to advertising, marketing programs, and events.
General and Administrative (“G&A”) Expenses. G&A expenses consist of compensation and benefits expense, and other administrative costs, related to its executive, finance, human resources, legal, facilities, and information technology teams, net of allocations to cost of goods and services and S&M.
Depreciation and Amortization Expenses. Depreciation expense relates to the depreciation of computer equipment, purchased software, furniture and fixtures, and office equipment, net of amounts allocated to cost of goods and services. Amortization expense relates to the amortization of intangible assets from the acquisition of Cloudbreak.
Services Segment - Innovations, TTC and BHS
Innovations Overview
Innovations is the parent company of the following wholly-owned operating subsidiaries: MedQuest Pharmacy, Inc. (“MedQuest Pharmacy”), WorldLink Medical, Inc (“WorldLink Medical”), Medical Horizons, Inc. (“Medical Horizons”), and Pinnacle Labs, Inc. (doing business as MedQuest Testing Services (“MTS”).

MedQuest Pharmacy is a full-service retail and compounding pharmacy licensed in 50 states and the District of Columbia that dispenses patient-specific medications and ships directly to patients. It delivers both compounded and legend (also referred to as manufactured) drugs and is capable of serving as a retail or national fulfillment center, as a personalized medication administration partner with prescribers, and as a lifestyle wellness direct-to-consumer offering. Its proprietary software and operating system, eMedplus ™ , is Electronic Prescribing of Controlled Substances Certified by the U.S. Drug Enforcement Administration and provides prescribers with a full-service prescription management system. In January 2020, eMedplus became SureScripts certified (SureScript's process is to validate that the software meets certain industry standards related to sending and receiving electronic messages and that it is providing open choice for medication selection and dispensing location), allowing any user of the SureScripts platform to prescribe medications dispensed by MedQuest Pharmacy.

Also under the Innovations suite of services is Worldlink Medical, Medical Horizons, and MedQuest Testing Services. Worldlink Medical is the educational services arm of Innovations, providing Continuing Medical Education (“CME”) educational courses accredited as a joint provider through the Accreditation Council for Continuing Medical Education (“ACCME”). Medical Horizons specializes in customized formulations and contract dietary supplement and nutraceuticals manufacturing as an own label distributor with its brand NUTRAscriptives ™ , as well as other brands. Its turnkey solutions include label design, printing, and application; custom packaging; daily packs; a selection of capsule sizes and colors; and convenient auto-reorder services. It features a staff of experts that is committed to excellence and outstanding customer service. MedQuest Testing Services focuses specifically on facilitating diagnostic testing between lab companies, such as LabCorp and Quest Diagnostics, patients, and providers.

MedQuest Pharmacy is accredited and recognized by the Accreditation Commission for Health Care and its Pharmacy Compounding Accreditation Board, among other high-quality providers and suppliers. MedQuest Pharmacy has achieved this elite level of quality by exceeding standards set by national accreditation bodies and quality-centered organizations.

In addition, to expanding its prescriber base through the SureScripts platform and testing services with new and existing lab companies and relationships, MedQuest Pharmacy plans to add new lines of specialty focus, including dermatology products in the second half of 2021, allowing it to offer its new product lines to existing customers while also expanding its customer base to include the dermatology ecosystem. Medical Horizons also plans to launch Nutrascriptives™ , an e-commerce platform to allow providers to sell Medical Horizons’ nutraceutical supplements line to their patients. Patients will have the ability to order Medical Horizons’ nutraceutical supplements line directly from their provider through Nutrascriptives™ . The order will be sent to Medical Horizons and Medical Horizons will ship it directly to the patient, with the patient paying the provider and Medical Horizons billing the provider directly for the products provided.

MedQuest Pharmacy’s direct pharmacy capabilities offer direct-to-patient shipping of both manufactured and compounded drugs. MedQuest Pharmacy has relationships with both prescribers and patients. The business model is driven by cash-pay and prescription volume-based revenue generated by physician electronic prescription order entry, as well as traditional prescriber-patient-pharmacist interactions, mailed, verbal, and faxed orders.
The condensed consolidated financial statements include the results of Innovations, its four wholly-owned subsidiaries discussed above, and a variable interest entity ("VIE"), B-17 Partners, LLC (“B-17”), in which Innovations has a controlling financial interest. This determination was based on the fact that Innovations absorbs a majority of the VIE’s expected losses and receives a majority of its expected residual returns. The VIE was formed for the purpose of acquiring and holding real estate. The VIE’s sole activity is to lease the real estate to our subsidiary. At September 30, 2021, the VIE had total assets of $4.5 million and total liabilities of $4.0 million. Creditors and beneficial holders of the VIE have no recourse to the assets or general credit of our subsidiary.

Innovations Key Business Metrics
Revenue
Revenue is generated primarily from the sale of prescription medications directly to patients and through the sale of products and services to providers. The majority of the customer revenue is billed and collected before the medications and products are shipped from the facility. MedQuest Pharmacy is Innovation’ largest subsidiary in terms of revenue and generates approximately 60% of its revenue from sales of compounded medications and approximately 40% of its revenue from sales of manufactured medications.
Cost of Goods and Services
Cost of goods and services primarily consist of costs of raw ingredients and materials to compound various drugs and supplements, the cost of manufactured product purchased directly from the distributors for resale, and an allocation of facilities, information technology, and depreciation costs. MedQuest Pharmacy purchases these items through a large industry distributor with many suppliers and also sources supplies directly with manufacturers. MedQuest Pharmacy is also able to leverage the size of its operations to purchase larger quantities of certain ingredients and materials at lower prices.
Operating Expenses
Sales and Marketing (“S&M”) Expenses. S&M expenses consist of costs related to advertising, marketing programs, and events.
General and Administrative (“G&A”) Expenses. G&A expenses include compensation and benefits expense, and other administrative costs, related to its executive, finance, human resources, legal, facilities, and information technology teams, net of allocations to cost of goods and services and S&M expenses.
Depreciation and Amortization Expenses. Depreciation expense relates to the depreciation of computer equipment, lab equipment, purchased software, furniture and fixtures, office equipment, and leasehold improvements, net of amounts allocated to cost of goods and services. Amortization expense relates to the amortization of intangible assets from the acquisition of Innovations.
TTC Overview
TTC provides inpatient and outpatient mental health and substance abuse treatment services for individuals with behavioral health issues including post traumatic stress disorder and drug and alcohol addiction . TTC offers a complete continuum of care from its detoxification services, residential care, partial hospitalization programs, and intensive outpatient, and outpatient programs. During the COVID-19 pandemic, outpatient programs have been virtual for a majority of visits.
In March 2020, TTC formed Transformations Mending Fences, LLC to provide mental health and substance abuse disorder treatment, including equine therapy, to patients. TTC has an 80% controlling interest in the entity with the remaining 20% interest owned by an unrelated party. Operations began in December 2020, with the admission of the first patient occurring in January 2021.
In addition to inpatient and outpatient substance abuse treatment services, TTC performs screenings, urinalysis, and diagnostic laboratory services, and provides physician services to clients. TTC operates three subsidiaries located in Delray Beach, Florida and one facility in Morriston, Florida. These facilities consist of inpatient substance abuse treatment facilities, standalone outpatient centers, and sober living facilities focused on delivering effective clinical care and treatment solutions.
TTC Key Business Metrics
Revenue
Services. TTC generates revenue primarily through services provided to clients in both inpatient and outpatient treatment settings. TTC bills third-party payors weekly for the services provided in the prior week. Client-related services, such as inpatient and outpatient programs, are generally recognized over time as the performance obligation is satisfied at the estimated net realizable value amount from clients, third-party payors, and others for services provided. TTC receives the majority of payments from commercial payors at out-of-network rates. Client service revenue is recorded at established billing rates, less adjustments to estimate net realizable value. Provisions for estimated third party payor reimbursements are provided in the period related services are rendered and adjusted in future periods when actual reimbursements are received. A significant or sustained decrease in reimbursement rates could have a material adverse effect on operating results.
Laboratory Testing. TTC provides diagnostic laboratory testing services for its clients, which are recognized over time as the performance obligation is satisfied at the estimated net realizable value amount from clients, third-party payors, and others for services provided. Diagnostic laboratory service revenue is recorded at established billing rates, less adjustments to estimate net realizable value. Provisions for estimated third party payor reimbursements are provided in the period related services are rendered and adjusted in future periods when actual reimbursements are received.
Cost of Goods and Services
Cost of goods and services consist primarily of the costs of operating the facilities, professional/doctor fees, and an allocation of information technology and depreciation costs.
Operating Expenses
Sales and Marketing (“S&M”) Expenses. S&M expenses consist of costs related to advertising, marketing programs, and events.
General and Administrative (“SG&A”) Expenses. G&A expenses include compensation and benefits expense, and other administrative costs, related to its executive, finance, human resources, legal, facilities, and information technology teams, net of allocations to cost of goods and services and S&M expenses.
Depreciation and Amortization Expenses. Depreciation expense relates to the depreciation of computer equipment, purchased software, furniture and fixtures, office equipment, and leasehold improvements, net of amounts allocated to cost of goods and services. Amortization expense relates to the amortization of intangible assets from the acquisition of TTC.
BHS Overview
BHS operates through Psych Care Consultants, LLC, BHS Pharmacy, LLC, and Reimbursement Solutions, LLC, wholly-owned subsidiaries of BHS. Psych Care Consultants, LLC is a medical group that has four medical offices located in the St. Louis Metropolitan area (Missouri) and provides psychiatric and mental health services. BHS Pharmacy, LLC provides retail pharmacy services specializing in behavioral health through services, such as medication management, screenings, online portals, and delivery. Reimbursement Solutions, LLC provides billing services for Psych Care Consultants, LLC (which has allowed for more efficient payment for BHS clinicians) and third-party customers. Services include billings, collections, verification of benefits, authorization, and credentialing.
BHS provides its patients and providers with a reliable platform where a provider can address their patients’ needs efficiently with an infrastructure built to support the providers and address patient needs. This infrastructure consists of medical offices placed strategically for the convenience of providers and patients and trained staff to assist providers and patients in the delivery of quality health services that is timely and efficient, provide prescription dispensing for patients that is convenient to maintain compliance, and assist providers with billing and collection services through Reimbursement Solutions, LLC.
BHS providers work in collaboration with multiple area hospital systems (both in leadership and clinical positions) to provide and direct inpatient treatment. BHS’ business is generated by various referral sources developed over the years by BHS providers and their presence in the market for over twenty-five years. BHS offers in-office, virtual, and in-patient treatment. Common conditions treated by BHS practitioners include depression, bipolar disorder, attention disorders, schizophrenia, substance use disorders, post-traumatic stress disorder, Alzheimer’s disease and related disorders, and personality disorders.

BHS Key Business Metrics
Revenue
BHS generates revenue by providing psychiatric and mental health services, retail pharmacy services, and billing services. Although the underlying tasks will vary by service and by patient, medical professionals perform inquiries, obtain vital statistics, perform certain lab tests, administer therapy, and provide any additional goods and services as necessary depending on the information obtained.
Cost of Goods and Services
Cost of goods and services consist primarily of provider compensation expenses, the cost of pharmaceutical medications sold to patients, and an allocation of facilities, information technology, and depreciation costs. Provider compensation expenses include consulting payments to BHS’ healthcare providers, including medical doctors in psychiatry, psychologists, nurse practitioners, and clinical social workers. BHS has adopted an incentive-based compensation plan with provider agreements that compensate the providers based upon a percentage of revenue generated and ultimately collected for services provided. BHS primarily purchases pharmaceutical medications through a large industry distributor with many suppliers, but also purchases some directly from other suppliers.
Operating Expenses
Sales and Marketing (“S&M”) Expenses. S&M expenses include costs related to advertising, marketing programs, and events.
General and Administrative (“G&A”) Expenses. G&A expenses include compensation and benefits expense, and other administrative costs, related to its executive, finance, human resources, legal, facilities, and information technology teams, net of allocations to cost of goods and services and S&M expenses.
Depreciation Expense. Depreciation expense relates to the depreciation of computer equipment, purchased software, furniture and fixtures, and office equipment, net of amounts allocated to cost of goods and services. Amortization expense relates to the amortization of intangible assets from the acquisition of BHS.
UpHealth, Inc. Consolidated Results of Operations
Operating Results
As of September 30, 2021 and for the three and nine months then ended, UpHealth’s operating results consist of (1) the results of operations for UpHealth Holdings, Thrasys, and BHS; (2) the results of operations for TTC, Glocal, and Innovations subsequent to the acquisition of those companies in 2021, as described above; and (3) the results of operations for UpHealth (fka GigCapital2) and Cloudbreak subsequent to June 9, 2021, as described above. As of September 30, 2020 and for the three and nine months then ended, UpHealth's operating results consist of the results of operations for UpHealth Holdings.

The following table sets forth the consolidated results of operations of UpHealth:

(Unaudited, in thousands)	Three Months Ended September 30,				Nine Months Ended September 30,
	2021	2020	$ Change	% Change	2021	2020	$ Change	% Change
Revenue:
Services	$21,977	$—	$21,977	—%	$45,563	$—	$45,563	—%
Licenses and subscriptions	10,956	—	10,956	—%	23,759	—	23,759	—%
Products	16,137	—	16,137	—%	24,446	—	24,446	—%
Total revenue	49,070	—	49,070	—%	93,768	—	93,768	—%
Cost of goods and services:
Services	12,434	—	12,434	—%	26,497	—	26,497	—%
License and subscriptions	6,350	—	6,350	—%	13,020	—	13,020	—%
Products	10,504	—	10,504	—%	16,147	—	16,147	—%
Total cost of goods and services	29,288	—	29,288	—%	55,664	—	55,664	—%
Gross margin	19,782	—	19,782	—%	38,104	—	38,104	—%
Operating expenses:
Sales and marketing	3,090	—	3,090	—%	5,670	—	5,670	—%
Research and development	1,916	—	1,916	—%	5,759	—	5,759	—%
General and administrative	11,452	944	10,508	1,113%	22,481	1,483	20,998	1,416%
Depreciation and amortization	3,626	—	3,626	—%	7,496	—	7,496	—%
Stock-based compensation	410	—	410	—%	410	—	410	—%
Lease abandonment expenses	915	—	915	—%	915	—	915	—%
Acquisition-related expenses	1,227	—	1,227	—%	36,566	—	36,566	—%
Total operating expenses	22,636	944	21,692	2,298%	79,297	1,483	77,814	5,247%
Loss from operations	(2,854)	(944)	(1,910)	202%	(41,193)	(1,483)	(39,710)	2,678%
Other income:
Interest expense	(8,145)	—	(8,145)	—%	(13,760)	—	(13,760)	—%
Gain on consolidation of equity method investment	—	—	—	—%	640	—	640	—%
Gain on fair value of derivative liability	49,885	—	49,885	—%	49,885	—	49,885	—%
Gain on fair value of warrant liabilities	373	—	373	—%	1,447	—	1,447	—%
Gain on extinguishment of debt	—	—	—	—%	151	—	151	—%
Other income, net, including interest income	259	—	259	—%	40	—	40	—%
Total other income	42,372	—	42,372	—%	38,403	—	38,403	—%
Income (loss) before income tax benefit (expense)	39,518	(944)	40,462	(4,286)%	(2,790)	(1,483)	(1,307)	88%
Income tax (expense) benefit	(6,695)	423	(7,118)	(1,683)%	357	423	(66)	(16)%
Net income (loss) before loss from equity method investment	32,823	(521)	33,344	(6,400)%	(2,433)	(1,060)	(1,373)	130%
Loss from equity method investment	—	—	—	—%	(561)	—	(561)	—%
Net income (loss)	32,823	(521)	33,344	(6,400)%	(2,994)	(1,060)	(1,934)	182%
Less: net loss attributable to noncontrolling interests	231	—	231	—%	147	—	147	—%
Net income (loss) attributable to UpHealth, Inc.	$32,592	$(521)	$33,113	(6,356)%	$(3,141)	$(1,060)	$(2,081)	196%

The following table sets forth the consolidated results of operations of UpHealth as a percentage of total revenue:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue:
Services	45%	—%	49%	—%
Licenses and subscriptions	22%	—%	25%	—%
Products	33%	—%	26%	—%
Total revenue	100%	—%	100%	—%
Cost of goods and services:
Services	25%	—%	28%	—%
License and subscriptions	13%	—%	14%	—%
Products	22%	—%	17%	—%
Total cost of goods and services	60%	—%	59%	—%
Gross margin	40%	—%	41%	—%
Operating expenses:
Sales and marketing	6%	—%	6%	—%
Research and development	4%	—%	6%	—%
General and administrative	23%	—%	24%	—%
Depreciation and amortization	7%	—%	8%	—%
Stock-based compensation	1%	—%	—%	—%
Lease abandonment expenses	2%	—%	1%	—%
Acquisition-related expenses	3%	—%	39%	—%
Total operating expenses	46%	—%	85%	—%
Loss from operations	(6)%	—%	(44)%	—%
Other income:
Interest expense	(17)%	—%	(15)%	—%
Gain on consolidation of equity method investment	—%	—%	1%	—%
Gain on fair value of warrant liabilities	1%	—%	2%	—%
Gain on extinguishment of debt	—%	—%	—%	—%
Other income, net, including interest income	1%	—%	—%	—%
Total other income	(15)%	—%	(12)%	—%
Income (loss) before income tax benefit (expense)	81%	—%	(3)%	—%
Income tax (expense) benefit	(14)%	—%	—%	—%
Net income (loss) before loss from equity method investment	67%	—%	(3)%	—%
Loss from equity method investment	—%	—%	(1)%	—%
Net income (loss)	67%	—%	(3)%	—%
Less: net loss attributable to noncontrolling interests	—%	—%	—%	—%
Net income (loss) attributable to UpHealth, Inc.	66%	—%	(3)%	—%
As UpHealth Holdings effectively began operations on January 1, 2020 and other operating results are presented from the date of acquisition, as described above, the numbers presented above are not directly comparable between periods.
Three months ended September 30, 2021 and 2020
Revenue
In the three months ended September 30, 2021, revenue was $49.1 million, comprised of $22.0 million of services revenue, $11.0 million of licenses and subscriptions revenue, and $16.1 million of products revenue. There was no revenue in the three months ended September 30, 2020.

Cost of Goods and Services

In the three months ended September 30, 2021, cost of goods and services was $29.3 million, primarily consisting of $12.4 million of costs of services, $6.4 million of costs of licenses and subscriptions, and $10.5 million of costs of products. There was no cost of goods and services in the three months ended September 30, 2020.
Operating Expenses
Sales and Marketing. In the three months ended September 30, 2021, S&M expenses were $3.1 million, primarily consisting of advertising, marketing programs, and events from the date of acquisition of each subsidiary. There were no S&M expenses in the three months ended September 30, 2020.
Research and Development. In the three months ended September 30, 2021, research and development expenses were $1.9 million, primarily consisting of compensation and benefits expense, and other administrative costs, related to Thrasys’ software development teams. There were no R&D expenses in the three months ended September 30, 2020.
General and Administrative.. In the three months ended September 30, 2021, general and administrative expenses were $11.5 million, primarily consisting of compensation and benefits expense, and other administrative costs, related to the executive, finance, human resources, legal, facilities, and information technology teams, net of allocations to cost of goods and services and S&M and R&D expenses. In the three months ended September 30, 2020, general and administrative expenses were $0.9 million, consisting of deferred compensation and benefits expense.
Depreciation and Amortization. In the three months ended September 30, 2021, depreciation and amortization expenses were $3.6 million, primarily consisting of $3.5 million of amortization of intangible assets related to the acquisitions of Thrasys, BHS, TTC, Glocal, Innovations, and Cloudbreak, and $0.1 million of depreciation related to property and equipment, net of allocations to cost of goods and services. There was no depreciation and amortization in the three months ended September 30, 2020.
Stock-based Compensation. In the three months ended September 30, 2021, stock-based compensation expenses were $0.4 million related to grants under equity plans.
Lease abandonment Expenses. In the three months ended September 30, 2021, we recorded a lease abandonment accrual in the amount of $0.9 million related to office spaces we vacated during the period.
Acquisition-related Expenses. In the three months ended September 30, 2021, acquisition-related expenses were $1.2 million, primarily consisting of one-time transaction expenses related to the acquisitions of Thrasys, BHS, TTC, Glocal, Innovations, and Cloudbreak and UpHealth Holding's merger with UpHealth. There were no acquisition-related expenses in the three months ended September 30, 2020.
Other Income (Expense)
In the three months ended September 30, 2021, other income was $42.4 million, primarily consisting of a $49.9 million of gain on fair value of derivative liability, a $0.4 million gain on fair value of warrant liabilities, and $0.3 million of other income, net, partially offset by $8.1 million of interest expense. There was no other income (expense) in the three months ended September 30, 2020.
Income Tax Expense (Benefit)
In the three months ended September 30, 2021, the income tax expense was $6.7 million, primarily due to nondeductible acquisition-related expenses. In the three months ended September 30, 2020, the income tax benefit was $0.4 million.
Nine months ended September 30, 2021 and 2020
Revenue
In the nine months ended September 30, 2021, revenue was $93.8 million, comprised of $45.6 million of services revenue, $23.8 million of licenses and subscriptions revenue, and $24.4 million of products revenue. There was no revenue in the nine months ended September 30, 2020.

Cost of Goods and Services
In the nine months ended September 30, 2021, cost of goods and services was $55.7 million, primarily consisting of $26.5 million of costs of services, $13.0 million of costs of licenses and subscriptions, and $16.1 million of costs of products. There was no cost of goods and services in the nine months ended September 30, 2020.

Operating Expenses
Sales and Marketing. In the nine months ended September 30, 2021, S&M expenses were $5.7 million, primarily consisting of advertising, marketing programs, and events from the date of acquisition of each subsidiary. There were no S&M expenses in the nine months ended September 30, 2020.
Research and Development.. In the nine months ended September 30, 2021, research and development expenses were $5.8 million, primarily consisting of compensation and benefits expense, and other administrative costs, related to Thrasys’ software development teams. There were no R&D expenses in the nine months ended September 30, 2020.
General and Administrative. In the nine months ended September 30, 2021, general and administrative expenses were $22.5 million, primarily consisting of compensation and benefits expense, and other administrative costs, related to the executive, finance, human resources, legal, facilities, and information technology teams, net of allocations to cost of goods and services and S&M and R&D expenses. In the nine months ended September 30, 2020, general and administrative expenses were $1.5 million, consisting of deferred compensation and benefits expense.
Depreciation and Amortization. In the nine months ended September 30, 2021, depreciation and amortization expenses were $7.5 million, primarily consisting of $7.0 million of amortization of intangible assets related to the acquisitions of Thrasys, BHS, TTC, Glocal, Innovations, and Cloudbreak, and $0.5 million of depreciation related to property and equipment, net of allocations to cost of goods and services. There was no depreciation and amortization in the nine months ended September 30, 2020.
Stock-based Compensation. In the nine months ended September 30, 2021, stock-based compensation expenses were $0.4 million related to grants under equity plans.
Lease abandonment Expenses. In the nine months ended September 30, 2021, we recorded a lease abandonment accrual in the amount of $0.9 million related to office spaces we vacate.
Acquisition-related Expenses. In the nine months ended September 30, 2021, acquisition-related expenses were $36.6 million, primarily consisting of one-time transaction expenses related to the acquisitions of Thrasys, BHS, TTC, Glocal, Innovations, and Cloudbreak and UpHealth Holding's merger with UpHealth. There were no acquisition-related expenses in the nine months ended September 30, 2020.
Other Income (Expense)
In the nine months ended September 30, 2021, other income was $38.4 million, primarily consisting of a $49.9 million gain on fair value of derivative liability, a $1.4 million gain on fair value of warrant liabilities, $0.6 million of gain on consolidation of equity method investment, and $0.2 million of gain on extinguishment of debt, partially offset by $13.8 million of interest expense. There was no other income (expense) in the nine months ended September 30, 2020.
Income Tax Expense (Benefit)
In the nine months ended September 30, 2021, the income tax benefit was $0.4 million, primarily due to nondeductible acquisition-related expenses. In the nine months ended September 30, 2020 the income tax benefit was $0.4 million.
Segment Information
We evaluate performance based on several factors, of which revenue and gross margin by operating segment are the primary financial measures.
Revenue
Revenue by segment consisted of the following:

In thousands	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021
Integrated Care Management	$11,858	$29,428
Virtual Care Infrastructure	19,162	26,716
Services	18,050	37,624
Total revenue	$49,070	$93,768

Three Months Ended September 30, 2021. Revenue from the integrated care management segment consisted of $0.9 million of services revenue and $10.9 million of licenses and subscriptions revenue. Revenue from the virtual care infrastructure segment consisted of $11.3 million of services revenue and $7.9 million of products revenue. Revenue from the services segment consisted of $8.3 million of products revenue, $9.7 million of services revenue, and $45 thousand of licenses and subscriptions revenue. There was no revenue for the three months ended September 30, 2020.
Nine Months Ended September 30, 2021. Revenue from the integrated care management segment consisted of $5.7 million of services revenue and $23.7 million of licenses and subscriptions revenue. Revenue from the virtual care infrastructure segment consisted of $17.1 million of services revenue and $9.6 million of products revenue. Revenue from the services segment consisted of $15.6 million of products revenue, $22.0 million of services revenue, and $45 thousand of licenses and subscriptions revenue. There was no revenue for the nine months ended September 30, 2020.
Gross margin
Gross margin by segment consisted of the following:

In thousands	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021
Integrated Care Management	$4,760	$14,483
Virtual Care Infrastructure	7,673	10,606
Services	7,349	13,015
Total gross margin	$19,782	$38,104
Three Months Ended September 30, 2021. Gross margin from the integrated care management segment consisted of $0.2 million from services and $4.6 million from licenses and subscriptions. Gross margin from the virtual care infrastructure segment consisted of $5.0 million from services and $2.7 million from products. Gross margin from the services segment consisted of $2.9 million from products, $4.4 million from services, and $39 thousand from licenses and subscriptions. There was no gross margin for the three months ended September 30, 2020.
Nine Months Ended September 30, 2021. Gross margin from the integrated care management segment consisted of $3.8 million of gross margin from services and $10.7 million of gross margin from licenses and subscriptions. Gross margin from the virtual care infrastructure segment consisted of $6.6 million of gross margin from services and $4.0 million of gross margin from products. Gross margin from the services segment consisted of $4.9 million of gross margin from products, $8.0 million of gross margin from services, and $39 thousand of gross margin from licenses and subscriptions. There was no gross margin for the nine months ended September 30, 2020.
Liquidity and Capital Resources
As of September 30, 2021 and December 31, 2020, UpHealth Holdings had free cash on hand of $67.9 million and $1.8 million, respectively, and restricted cash of $0.4 million and $0.5 million, respectively.
We believe our current cash, restricted cash, and expected cash collections will be sufficient to fund our operations for at least twelve months after the filing date of this Quarterly Report on Form 10-Q.

Cash Flows
The following tables summarize cash flows for the nine months ended September 30, 2021 (unaudited):

	Nine Months Ended September 30,
(In thousands)	2021	2020
Net cash used in operating activities	$(48,409)	$—
Net cash provided by investing activities	2,637	—
Net cash provided by financing activities	112,522	—
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(807)	—
Net increase in cash, cash equivalents, and restricted cash	$65,943	—
As UpHealth Holdings effectively began operations on January 1, 2020, the numbers presented above are not directly comparable between periods.

In the nine months ended September 30, 2021, cash used in operating activities was $48.4 million, primarily attributed to $36.9 million of non-cash items (gain on fair value of derivatives, gain on extinguishment of debt, gain on fair value of warrants, gain on consolidation of equity method investment and deferred tax adjustments, partially offset by depreciation, intangible amortization, and debt issuance cost amortization) partially offset by the net loss of $3.0 million and the changes in operating assets and liabilities, net of effects of acquisitions, of $8.8 million. The changes in operating assets and liabilities, net of effects of acquisitions, was primarily due to an increase in accounts receivable of $31.4 million due to billed and unbilled receivables from one customers during the quarter that were not collected as of September 30, 2021, partially offset by an increase in accounts payable and accrued expenses of $18.5 million due to delayed payments to vendors. In the nine months ended September 30, 2020, cash provided by (used in) operating activities was none, primarily attributed to the net loss of $1.1 million, offset by an increase in accounts payable and accrued expenses of $1.1 million.
In the nine months ended September 30, 2021, cash provided by investing activities was $2.6 million, primarily consisting of net cash acquired in acquisition of businesses partially offset by purchases of property and equipment. In the nine months ended September 30, 2020, cash provided by (used in) investing activities was none.
In the nine months ended September 30, 2021, cash provided by financing activities was $112.5 million, primarily consisting of proceeds from convertible debt of $164.5 million, partially offset by repayments of debt of $23.3 million and payments of amounts due to member of $4.3 million. In the nine months ended September 30, 2020, cash provided by (used in) financing activities was none.

Long-Term Debt
See Note 8, Debt, in the Notes to Condensed Consolidated Financial Statements of this Quarterly Report on Form 10-Q for our long-term debt.
Contractual Obligations and Commitments
See Note 17, Commitments and Contingencies, in the Notes to Condensed Consolidated Financial Statements for information about our operating lease obligations and our non-cancellable contractual service and licensing obligations.
Off-Balance Sheet Arrangements
See Note 2, Summary of Significant Accounting Policies, in the Notes to Condensed Consolidated Financial Statements of this Quarterly Report on Form 10-Q for a Variable Interest Entity (“VIE”) that is included in our condensed consolidated financial statements.
As of September 30, 2021, we have not entered into any off-balance sheet financing arrangements, established any additional special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.
Recent Accounting Pronouncements
See Note 2, Summary of Significant Accounting Policies, in the Notes to Condensed Consolidated Financial Statements of this Quarterly Report on Form 10-Q for recently issued accounting standards that could have an effect on us.

Item 3. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We had cash, cash equivalents, and restricted cash totaling $68.3 million as of September 30, 2021. Cash equivalents were invested primarily in money market funds. Our investment policy is focused on the preservation of capital and supporting our liquidity needs. Under the policy, we invest in highly-rated securities issued by the U.S. government or liquid money market funds. We do not invest in financial instruments for trading or speculative purposes, nor do we use leveraged financial instruments. We utilize an external investment manager who adhere to the guidelines of our investment policy.
A hypothetical 10% change in interest rates would not have a material impact on the value of our cash, cash equivalents, net loss, or cash flows.

Interest rates are highly sensitive to many factors, including international economic and political considerations, as well as other factors beyond our control. Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. As of September 30, 2021, we have interest bearing debt of $208.6 million, of which $160.0 million related to the carrying value of the $160.0 million unsecured convertible notes due in 2026 (the "2026 Notes"), and $25.1 million related to loans held by our Glocal subsidiary, that are currently under negotiation for the restructuring of payment terms. The 2026 Notes bear interest at a rate of 6.25% per annum, payable semi-annually, and are convertible into approximately 15,023,475 shares of common stock at a conversion price of $10.65 in accordance with the terms of the indenture agreement. The $25.1 million term loans held by our Glocal subsidiary bear interest rates between 11.15% up to 16.25% per annum. At September 30, 2021 accrued interest on Glocal's debt facilities was $5.4 million and is included in accrued expenses in the condensed consolidated balance sheets. For the three and nine months ended September 30, 2021, interest expense was $1.1 million and $1.8 million, respectively. Prior to our acquisition of Glocal, it had been negotiating with its banks to restructure the payment terms of some of the $25.1 million debt facilities; however, due to the impact of the COVID-19 pandemic, there has been a delay in approvals from the banks. The term loans are classified in long-term debt, current, in the condensed consolidated balance sheets due to their default status while negotiations continue. We believe that no penal interest will be charged by the banks and hence no additional provision has been recognized in the condensed consolidate statement of operations, other than the $5.4 million accrued interest at September 30, 2021. We expect to be able to restructure Glocal's debt by the end of 2021. See Note 8, Debt, for more information about our debt facilities.
Inflation Risk
Inflation has not had, or currently has, a material effect on our business.
Foreign Currency Risk
We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, primarily the Indian rupee, causing both our revenue and its operating results to be impacted by fluctuations in the exchange rates.
Gains or losses from the revaluation of certain cash balances, accounts receivable balances, and intercompany balances that are denominated in these currencies impact our net loss. A hypothetical decrease in all foreign currencies against the U.S. dollar of 10% would not result in a material foreign currency loss on foreign-denominated balances, as of September 30, 2021. As our foreign operations expand, our results may be more materially impacted by fluctuations in the exchange rates of the currencies in which we do business. At this time, we do not enter into financial instruments to hedge our foreign currency exchange risk, but we may in the future.

Item 4. Controls and Procedures
Evaluation of Our Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer (our principal executive officer and principal financial and accounting officer, respectively), evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2021. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of September 30, 2021, and as a result of the material weakness described below, our Chief Executive Officer and our Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were not effective at the reasonable assurance level as of the end of the period covered by this Quarterly Report. Notwithstanding the identified material weakness, our management has concluded that the condensed consolidated financial statements included in this Quarterly Report on Form 10-Q present fairly, in all material respects, our financial position, results of operations, and cash flows for the three and nine ended September 30, 2021 and 2020, disclosed in accordance with U.S. GAAP.
Remediation Efforts to Address the Previously Disclosed Material Weakness
As previously disclosed in Part II, Item 9A of our Form 10-K/A, our management concluded that our disclosure controls and procedures and internal controls over financial reporting were not effective as of December 31, 2020 due to a material weakness. The material weakness related to not having adequate controls over accounting for complex accounting instruments and, in particular, related to errors in the accounting for warrants issued in connection with UpHealth's (fka GigCapital2) Initial Public Offering and recorded in its pre-Business Combination, historical condensed consolidated financial statements through March 31, 2021. In response to this material weakness, we have and will continue to implement a number of actions, as described below. Our management is committed to ensuring that our internal controls over financial reporting are designed and operating effectively. As previously disclosed, our remediation plan includes, but is not limited to, that we will improve the process and controls in the determination of the appropriate accounting and classification of our financial instruments and key agreements. When fully implemented and operational, we believe the controls we have designed or plan to design will remediate the control deficiency that have led to the material weakness we have identified and strengthen our internal controls over financial reporting. The material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Changes in Internal Control Over Financial Reporting

During the three months ended June 30, 2021, we completed the Business Combination and the internal controls of UpHealth Holdings became our internal controls. We are engaged in the process of design and implementation of our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) in a manner commensurate with the scale of our operations subsequent to the Business Combination, including the enhancement of our internal and external technical accounting resources.

Part II - Other Information
Item 1. Legal Proceedings
From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, in the opinion of our management, would individually or taken together have a material adverse effect on our business, financial condition, results of operations or cash flows. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity, reputational harm and other factors.

Item 1A. Risk Factors
The risk factors previously disclosed in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 do not address the risks and uncertainties that could significantly and negatively affect our business, financial condition, results of operations, cash flows and prospects following the business combination. For risk factors relating to our business following the business combination, please refer to the section titled “Risk Factors” in our prospectus filed with the SEC pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, on October 6, 2021 (the “Prospectus”), which is incorporated herein by reference. There have been no material changes to our risk factors since the Prospectus.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.
Item 6. Exhibits

(a)

Exhibit No.	Description

2.1†**
UpHealth Business Combination Agreement, dated as of November  20, 2020 (as amended by the First Amendment dated as of January 29, 2021, the Second Amendment, dated as of March  23, 2021, and the Third Amendment, dated as of April 23, 2021), by and among GigCapital2, Inc., UpHealth Merger Sub, Inc. and UpHealth Holdings, Inc. (included as Annex A to GigCapital2, Inc.'s Proxy Statement/Prospectus filed under Rule 424(b)(3) on May 13, 2021).

2.2†**
Cloudbreak Business Combination Agreement, dated as of November  20, 2020 (as amended by the Amendment, dated as of April  23, 2021), by and among GigCapital2, Inc., Cloudbreak Merger Sub, LLC. Cloudbreak Health, LLC, solely with respect to Section 7.15, Chirinjeev Kathuria and Mariya Pylypiv and UpHealth Holdings, Inc., and Shareholder Representative Services LLC. (included as Annex B to igCapital2, Inc.'s Proxy Statement/Prospectus filed under Rule 424(b)(3) on May 13, 2021).

2.3**
Fourth Amendment to Business Combination Agreement, dated as of May 30, 2021, by and among GigCapital2, Inc., UpHealth Holdings, Inc. and UpHealth Merger Sub, Inc. (incorporated by reference to Exhibit 10.1 to GigCapital2, Inc.'s Current Report on Form 8-K, filed by the Registrant on June 2, 2021).

2.4**
Second Amendment, dated as of June  9, 2021, to the Business Combination Agreement, dated as of November 20, 2020, by and among GigCapital2, Inc., Cloudbreak Health, LLC, Cloudbreak Merger Sub, LLC, solely with respect to Section  7.15, Chirinjeev Kathuria and Mariya Pylypiv and UpHealth Holdings, Inc., and Shareholder Representative Services LLC (incorporated by reference to Exhibit 2.4 to the Company’s Current Report on Form 8-K filed with the SEC on June  15, 2021).

3.1**	Second Amended and Restated Certificate of Incorporation of UpHealth, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 14, 2021).

3.2**	Amended and Restated Bylaws of UpHealth, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 14, 2021).

4.1**
Specimen Common Stock Certificate of GigCapital2, Inc. (incorporated by reference to Exhibit 4.2 of GiGapital2, Inc.’s Registration Statement on Form S-1 (Registration No. 333-231337) filed with the SEC on May 9, 2019).

4.2**
Amended and Restated Warrant Agreement, dated June 9, 2021, by and between GigCapital2, Inc. and Continental Stock Transfer  & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K/A filed with the SEC on June 15, 2021).

4.3**
Indenture, dated June  9, 2021, by and between UpHealth, Inc. and Wilmington Trust, National Association, a national banking association, in its capacity as trustee thereunder (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K/A filed with the SEC on June 15, 2021).

10.1†**
Agreement and Plan of Merger, by and among UpHealth Holdings, Inc., UpHealth BHS Merger Sub, Inc., Behavioral Health Service, LLC and AM Physicians LLC, dated as of November 2, 2020. (included as Exhibit 2.3 to GigCapital2's Form S-4/A filed with the SEC on March 23, 2021).

10.2**
Waiver and First Amendment to Agreement and Plan of Merger, by and among UpHealth Holdings, Inc., UpHealth BHS Merger Sub, Inc., BHS Merger Sub 1, LLC, Behavioral Health Service, LLC and the AM Physicians LLC, dated as of November 20, 2020. (included as Exhibit 2.4 to GigCapital2's Form S-4/A filed with the SEC on March 23, 2021).

10.3**
Second Amendment to Agreement and Plan of Merger, by and among UpHealth Holdings, Inc., Behavioral Health Service, LLC and the AM Physicians LLC, dated as of February 6, 2021. (included as Exhibit 2.5 to GigCapital2's Form S-4/A filed with the SEC on March 23, 2021).

10.4†**
Agreement and Plan of Merger, by and among UpHealth Holdings, Inc., UpHealth MedQuest Merger Sub, Inc., Innovations Group, Inc. and Jeffrey R. Bray, dated as of November 2, 2020. (included as Exhibit 2.6 to GigCapital2's Form S-4/A filed with the SEC on March 23, 2021).

10.5**
First Amendment to Agreement and Plan of Merger, by and among UpHealth Holdings, Inc., UpHealth MedQuest Merger Sub, Inc., Innovations Group, Inc. and Jeffrey R. Bray, dated as of January 19, 2021. (included as Exhibit 2.7 to GigCapital2's Form S-4/A filed with the SEC on March 23, 2021).

10.6†**
Amended and Restated Agreement and Plan of Merger, by and among UpHealth Holdings, Inc., UpHealth Thrasys Merger Sub, Inc., Thrasys, Inc. and Shareholder Representative Services LLC, dated as of November 20, 2020 (included as Exhibit 2.8 to GigCapital2's Form S-4/A filed with the SEC on March 23, 2021).

10.7**
First Amendment to Amended and Restated Agreement and Plan of Merger, by and among UpHealth Holdings, Inc., Thrasys, Inc. and Shareholder Representative Services LLC, dated as of February 17, 2021. (included as Exhibit 2.9 to GigCapital2's Form S-4/A filed with the SEC on March 23, 2021).

10.8†**
Agreement and Plan of Merger, by and among UpHealth Holdings, Inc., UpHealth TTC Merger Sub, Inc., TTC Healthcare, Inc. and TTC Healthcare Partners, LLC, dated as of October 30, 2020. (included as Exhibit 2.10 to GigCapital2's Form S-4/A filed with the SEC on March 23, 2021).

10.9**
Waiver and First Amendment to Agreement and Plan of Merger, by and among UpHealth Holdings, Inc., UpHealth TTC Merger Sub, Inc., TTC Healthcare, Inc. and TTC Healthcare Partners, LLC, dated as of January 25, 2021. (included as Exhibit 2.11 to GigCapital2's Form S-4/A filed with the SEC on March 23, 2021).

10.10**
Second Amendment to Agreement and Plan of Merger, by and among UpHealth Holdings, Inc., UpHealth TTC Merger Sub, Inc., TTC Healthcare, Inc. and TTC Healthcare Partners, LLC, dated as of February 8, 2021. (included as Exhibit 2.12 to GigCapital2's Form S-4/A filed with the SEC on March 23, 2021).

10.11**
Forward Share Purchase Agreement dated June 3, 2021, by and between GigCapital2, Inc. and Kepos Alpha Master Fund L.P. (incorporated by reference to Exhibit 10.1 to GigCapital2, Inc.'s Current Report on Form 8-K, filed by the Registrant on June 4, 2021).

10.12**
Amendment to Forward Share Purchase Agreement dated August 10, 2021, by and between UpHealth, Inc. and Kepos Alpha Master Fund L.P. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on August 12, 2021.

10.13**
Registration Rights and Lockup Agreement, dated June 9, 2021, by and among UpHealth, Inc. and certain stockholders (Cloudbreak) (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K/A filed with the SEC on June 15, 2021).

10.14**
Registration Rights and Lockup Agreement, dated June  9, 2021, by and among UpHealth, Inc. and certain stockholders (UpHealth Holdings) (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K/A filed with the SEC on June 15, 2021).

10.15#**	Cloudbreak Health LLC 2015 Unit Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K/A filed with the SEC on June 15, 2021).

10.16#**	Form of Cloudbreak Health LLC Unit Option Agreement (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K/A filed with the SEC on June 15, 2021).

10.17#**	2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K/A filed with the SEC on June 15, 2021).

10.18#**	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K/A filed with the SEC on June 15, 2021).

10.19#**	Form of Option Agreement (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K/A filed with the SEC on June 15, 2021).

10.20#**	Employment Agreement dated October 24, 2021, by and between UpHealth, Inc. and Martin Beck. (included as Exhibit 10.3 to UpHealth, Inc.'s Form 8-K filed with the SEC on October 25, 2021).

10.21#**	Letter of Offer of Employment for Al Gatmaitan, entered into October 19, 2021. (included as Exhibit 10.1 toto UpHealth, Inc.'s Form 8-K filed with the SEC on October 25, 2021).

10.22#**	Amended & Restated Employment Offer Letter (Chirinjeev Kathuria) (included as Exhibit 10.12 to GigCapital2, Inc.'s Form S-4/A filed with the SEC on March 23, 2021).

10.23#**	Amended & Restated Employment Offer Letter (Mariya Pylypiv) (included as Exhibit 10.13 to GigCapital2, Inc.'s Form S-4/A filed with the SEC on March 23, 2021).

10.24#**	Employment Agreement dated October 23, 2021, by and between UpHealth, Inc. and Dr. Ramesh Balakrishnan. (included as Exhibit 10.2 to UpHealth, Inc.'s Form 8-K filed with the SEC on October 25, 2021).

Exhibit No.	Description

31.1*	Rule 13a-14(a) Certification of Chief Executive Officer

31.2*	Rule 13a-14(a) Certification of Chief Financial Officer

32.1***	Section 1350 Certification of Chief Executive Officer

32.2***	Section 1350 Certification of Chief Financial Officer

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herein.

**	Previously filed.

***	Furnished herewith.

†	Certain exhibits and schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish a copy of the omitted exhibits and schedules to the SEC on a supplemental basis upon its request.

#	Indicates management contract or compensatory plan or arrangement

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on November 10, 2021.

UPHEALTH, INC.

By:	/s/ Dr. Ramesh Balakrishnan
Name:	Dr. Ramesh Balakrishnan
Title:	Chief Executive Officer (Principal Executive Officer)

By:	/s/ Martin Beck
Name:	Martin S. A. Beck
Title:	Chief Financial Officer (Principal Accounting and Financial Officer)